SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended September 30, 2002


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F       |X|            Form 40-F
                                 --------                      --------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                             No      |X|
                                 --------                      --------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP
CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - SEPTEMBER 2002

                                                                         Three months ended               Nine months ended
                                                                            September 30                    September 30
                                                                             (Unaudited)                     (Unaudited)
                                                                        2002            2001            2002            2001
                                                                   -------------------------    ----------------------------
                                                                                           ($ million)
Turnover                                                              49,054          43,580         128,999         137,401
                                                                    ========        ========        ========        ========

Reconciliation of historical cost and pro forma results
Historical cost profit for the period                                  2,835           1,588           6,171           7,159
Inventory holding (gains) losses (a)                                    (305)            405          (1,278)            603
                                                                    --------        --------        --------        --------
Replacement cost profit for the period (b)                             2,530           1,993           4,893           7,762
Exceptional items, net of tax                                         (1,769)            (57)         (1,915)           (177)
                                                                    --------        --------        --------        --------
Replacement cost profit before exceptional items                         761           1,936           2,978           7,585
Special items, net of tax (c)                                            556              79           1,027             222
Acquisition amortization (d)                                             977             630           2,052           1,981
                                                                    --------        --------        --------        --------
Pro forma result adjusted for special items                            2,294           2,645           6,057           9,788
                                                                    ========        ========        ========        ========

Per Ordinary Share - cents
     Historical cost profit                                            12.65            7.09           27.53           31.89
     Replacement cost profit before exceptional items                   3.39            8.63           13.28           33.78
     Pro forma result adjusted for special items                       10.24           11.80           27.02           43.60
Dividends per Ordinary Share - cents                                    6.00            5.50           17.75           16.25

---------------

(a)  Net of minority shareholders' interest.

(b) Replacement cost is not a UK or US GAAP measure. For further information on why management believes replacement cost profit is a relevant measure see
     Note 6 of Notes to Consolidated Financial Statements.

(c) The special items refer to non-recurring charges and credits as described in the text below.

(d) Depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2001 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2001. The financial information for 2001 has been restated to reflect (i) the adoption by the Group of UK Financial Reporting Standard No. 19 (FRS 19) `Deferred Tax' with effect from January 1, 2002 and (ii) the transfer of the solar, renewables and alternative fuels activities from Other businesses and corporate to Gas and Power on January 1, 2002. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date. See Note 2 of Notes to Consolidated Financial Statements for further information.

The third quarter trading environment was similar to a year ago for Exploration and Production but less favourable for Refining and Marketing. The nine months trading environment was significantly less favourable than a year ago for both businesses.

Turnover for the three months and nine months ended September 30, 2002 was $49,054 million and $128,999 million respectively, compared with $43,580 million and $137,401 million for 2001. The increase in turnover for the third quarter primarily reflects volume increases in Refining and Marketing and Chemicals as a result of acquisitions and improved site reliability. Compared with a year ago, lower oil and gas prices in the nine months more than offset the effect of volume increases.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $761 million for the three months ended September 30, 2002, compared with $1,936 million for the equivalent period of 2001. For the nine months ended September 30, 2002, the replacement cost profit before exceptional items was $2,978 million compared with $7,585 million in 2001.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP presents pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result, adjusted for special items, for the three months and nine months ended September 30, 2002 was $2,294 million and $6,057 million respectively, compared with $2,645 million and $9,788 million in the prior year. The pro forma result, adjusted for special items, has been derived from the Group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. The pro forma result is replacement cost profit before exceptional items excluding acquisition amortization. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000. A tabular breakdown of the reconciliation of pro forma to reported results on a replacement cost basis is provided on pages 5 and 6.

Acquisition amortization for the three months and nine months ended September 30, 2002 was $977 million (including $405 million accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets) and $2,052 million, respectively, compared with $630 million and $1,981 million for the equivalent periods of 2001.

Special items refer to non-recurring charges and credits. For the three months ended September 30, 2002, special items were $1,081 million ($556 million after tax), and comprised impairment charges and restructuring costs in Exploration and Production, an impairment charge in Gas, Power and Renewables, integration and certain other costs in Refining and Marketing, an impairment charge in Chemicals, and a provision to cover future rental payments on surplus leasehold office accommodation in Other Businesses and Corporate. For the third quarter of 2001, special items were $120 million ($79 million after tax), comprising Castrol integration costs, Erdolchemie rationalization costs and a bond redemption charge. Special items for the nine months ended September 30, 2002 were $1,285 million ($1,027 million after tax) compared with $282 million ($222 million after tax) in 2001. The special items for the nine months of both 2002 and 2001 are comprised of the same elements as those in the respective third quarter periods. In addition, the nine months of 2002 includes litigation costs in Exploration and Production, business interruption insurance proceeds in Refining and Marketing, Solvay and Erdolchemie integration costs and restructuring charges in Chemicals and an adjustment to the North Sea deferred tax balance for the supplementary UK corporation tax. The nine months of 2001 also includes rationalization costs in the European downstream commercial business.

Underlying performance improvements were $0.8 billion before tax for the nine months of 2002. Performance improvements have been impacted by weaker than expected production. The total for the year is expected to be in the range of $1.2-$1.4 billion. Underlying performance improvements include cost savings and volume growth, and represent increases in pre-tax results under mid-cycle operating conditions, adjusted for acquisition amortization and special items. Mid-cycle operating conditions reflect not only adjustments to hydrocarbon prices and margins, but also costs and capacity utilization, to levels which we would expect on average over the long term.

Hydrocarbon production increased by around 4% and 3% in the quarter and nine months respectively. Full year hydrocarbon production growth is expected to be about 3%.

The historical cost profit for the three months ended September 30, 2002 was $2,835 million including inventory holding gains of $305 million and net exceptional gains of $1,794 million ($1,769 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations. For the equivalent period of 2001 there was a profit of $1,588 million, after inventory holding losses of $405 million and including net exceptional gains of $184 million ($57 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations.

For the nine months ended September 30, 2002, the historical cost profit was $6,171 million, including inventory holding gains of $1,278 million net of minority shareholders' interest and net exceptional gains of $2,061 million ($1,915 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations. For the nine months ended September 30, 2001, the historical cost profit was $7,159 million, after inventory holding losses of $603 million and including net exceptional gains of $573 million ($177 million after tax) in respect of net profits on the sale of fixed assets and businesses or termination of operations.

Performance  of  operating   segments  is  evaluated  by  management   based  on
replacement cost operating profit or loss. Segment results are presented in the tables on pages 5 and 6 and discussed in the following pages on this basis.

Interest expense for the three months and nine months ended September 30, 2002 was $300 million and $947 million respectively, compared with $369 million (including $2 million bond redemption charges) and $1,256 million (including $62 million bond redemption charges) in 2001 reflecting lower interest rates for both periods in 2002.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Net taxation, other than production taxes, charged for the three months and nine months ended September 30, 2002 was $713 million and $3,217 million respectively, compared with $1,540 million and $5,664 million in the equivalent period last year. The tax charge in respect of exceptional items was $25 million compared with $127 million for the third quarter of 2001. The effective tax rate on replacement cost profit before exceptional items was 47% and 50% respectively for the three months and nine months ended September 30, 2002, compared with 42% and 41% for the equivalent periods of 2001. The third quarter rate reflects the higher acquisition amortization charge in 2002, partly offset by the higher tax relief on asset impairment charges and related restructuring. The nine month rate also reflects higher acquisition amortization (and its rateably greater effect on lower pre-tax income in 2002), together with the $355 million charge in the second quarter to increase the North Sea deferred tax provision for the supplementary UK tax rate.

Capital expenditure and acquisitions in the third quarter of 2002 was $3.2 billion, compared with $3.4 billion for the equivalent period in 2001. For the nine months ended September 30, 2002, capital expenditure and acquisitions was $15.0 billion, including $5.0 billion for the Veba purchase, compared with $9.7 billion in 2001. There were no significant acquisitions in the third quarter of 2002. Excluding acquisitions, capital expenditure for the nine months 2002 was $9.3 billion, and is on track for the upper end of the year's target range at around $13 billion. Disposal proceeds in the third quarter were $2.9 billion, including $2.3 billion from the sale of our investment in Ruhrgas, and $5.8 billion in the nine months.

Net cash outflow for the three months ended September 30, 2002 was $0.5 billion, compared with an inflow of $0.9 billion for the equivalent period of 2001, as higher disposal proceeds were more than offset by the payment for the remaining interest in Veba and lower operating cash flow. For the nine months ended September 30, 2002, the net cash outflow was $1.1 billion compared with an inflow of $2.0 billion in 2001; lower operating cash flow and higher acquisition spending were partly offset by lower tax payments and higher disposal proceeds. Net cash inflow from operating activities was $4.4 billion and $13.1 billion for the three months and nine months ended September 30, 2002 respectively, compared with $5.0 billion and $16.9 billion in the equivalent periods in 2001. For the third quarter, lower profit before exceptional items and a net increase in working capital were partly offset by higher depreciation. For the nine months, lower profit was partly offset by higher depreciation.

Net debt at September 30, 2002 was $21.0 billion. The ratio of net debt to net debt plus equity was 23% at September 30, 2002 as well as at December 31, 2001. After adjusting for the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 29% at September 30, 2002 and December 31, 2001. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

The return on average capital employed on a replacement cost basis for the three months ended September 30, 2002 was 5% compared with 11% for the equivalent period of 2001. For the nine months ended September 30, 2002, the return on average capital employed was 6% compared with 14% for 2001. The return on average capital employed on a historical cost basis was 14% for the third quarter and 11% for the nine months. For further information on the return on average capital employed calculation see page 66 of this report.

BP announced a third quarterly dividend for 2002 of 6.0 cents per ordinary share. Holders of ordinary shares will receive 3.897 pence per share and holders of American Depositary Receipts (ADRs) $0.36 per ADS. The dividend is payable on December 9, 2002 to shareholders on the register on November 15, 2002. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares also on December 9, 2002.

BP intends to continue to pay dividends in the future of around 60% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle operating conditions. The target dividend payout ratio has been restated following adoption of FRS 19 on January 1, 2002 in order to maintain the substance of the existing financial framework.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


The following tables provide a breakdown of pro forma results and reconcile those results to replacement cost operating profit by operating segment.

                                                                                                               Pro forma
Reconciliation of replacement cost                      Replacement                                               result
profit (loss) to pro forma result                              cost       Acquisition          Special      adjusted for
adjusted for special items                             profit (loss)     amortization(a)         items(b)  special items
                                                     --------------     -------------         --------     -------------
                                                                                    ($ million)
Three months ended September 30, 2002
Exploration and Production                                    1,572               775              703             3,050
Gas, Power and Renewables                                        57                 -               30                87
Refining and Marketing                                          237               202               83               522
Chemicals                                                       132                 -              140               272
Other businesses and corporate                                 (241)                -              125              (116)
                                                             ------            ------           ------            ------
Replacement cost operating profit                             1,757               977            1,081             3,815
Interest expense                                               (300)                -                -              (300)
Taxation                                                       (688)                -             (525)           (1,213)
Minority shareholders' interest                                  (8)                -                -                (8)
                                                             ------            ------           ------            ------
Replacement cost profit before
exceptional items                                               761               977              556             2,294
                                                             ------            ======           ======            ======
Exceptional items before tax                                  1,794
Taxation on exceptional items                                   (25)
                                                             ------
RC profit after exceptional items                             2,530
Stock holding gains (losses)                                    305
                                                             ------
HC profit                                                     2,835
                                                             ======

Three months ended September 30, 2001
Exploration and Production                                    2,627               443                -             3,070
Gas, Power and Renewables                                       125                 -                -               125
Refining and Marketing                                          990               187              112             1,289
Chemicals                                                       105                 -                8               113
Other businesses and corporate                                 (117)                -                -              (117)
                                                             ------            ------           ------            ------
Replacement cost operating profit                             3,730               630              120             4,480
Interest expense                                               (369)                -                2              (367)
Taxation                                                     (1,413)                -              (43)           (1,456)
Minority shareholders' interest                                 (12)                -                -               (12)
                                                             ------            ------           ------            ------
Replacement cost profit before
exceptional items                                             1,936               630               79             2,645
                                                             ------            ======           ======            ======
Exceptional items before tax                                    184
Taxation on exceptional items                                  (127)
                                                             ------
RC profit after exceptional items                             1,993
Stock holding gains (losses)                                   (405)
                                                             ------
HC profit                                                     1,588
                                                             ======

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the third quarter of 2002 include impairment charges and restructuring costs in Exploration and Production, an impairment charge in Gas, Power and Renewables, integration and certain other costs in Refining and Marketing, an impairment charge in Chemicals, and a provision to cover future rental payments on surplus leasehold office accommodation in Other Businesses and Corporate. The effective tax rate on special items was 49%, reflecting the tax relief expected on asset impairments in Exploration and Production and related restructuring. The special items for the third quarter of 2001 comprise Castrol integration costs, Erdoelchemie rationalization costs and a bond redemption charge; the taxation credit relating to these special items has been calculated using a tax rate of 35%.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

                                                                                                           Pro forma
Reconciliation of replacement cost                  Replacement                                               result
profit (loss) to pro forma result                          cost       Acquisition          Special      adjusted for
adjusted for special items                         profit (loss)     amortization(a)         items(b)  special items
                                                 --------------     -------------         --------     -------------
                                                                                ($ million)
Nine months ended September 30, 2002
Exploration and Production                                5,958             1,461              920             8,339
Gas, Power and Renewables                                   282                 -               30               312
Refining and Marketing                                      908               591               (5)            1,494
Chemicals                                                   411                 -              215               626
Other businesses and corporate                             (494)                -              125              (369)
                                                         ------            ------           ------            ------
Replacement cost operating profit                         7,065             2,052            1,285            10,402
Interest expense                                           (947)                -                -              (947)
Taxation                                                 (3,071)                -             (242)(c)        (3,313)
Minority shareholders' interest                             (69)                -              (16)              (85)
                                                         ------            ------           ------            ------
Replacement cost profit before
exceptional items                                         2,978             2,052            1,027             6,057
                                                         ------            ======           ======            ======
Exceptional items before tax                              2,061
Taxation on exceptional items                              (146)
                                                         ------
RC profit after exceptional items                         4,893
Stock holding gains (losses)                              1,278
                                                         ------
HC profit                                                 6,171
                                                         ======
Nine months ended September 30, 2001
Exploration and Production                               10,720             1,404                -            12,124
Gas, Power and Renewables                                   386                 -                -               386
Refining and Marketing                                    3,194               577              274             4,045
Chemicals                                                   195                 -                8               203
Other businesses and corporate                             (348)                -                -              (348)
                                                         ------            ------           ------            ------
Replacement cost operating profit                        14,147             1,981              282            16,410
Interest expense                                         (1,256)                -               62            (1,194)
Taxation                                                 (5,268)                -             (122)           (5,390)
Minority shareholders' interest                             (38)                -                -               (38)
                                                         ------            ------           ------            ------
Replacement cost profit before
exceptional items                                         7,585             1,981              222             9,788
                                                         ------            ======           ======            ======
Exceptional items before tax                                573
Taxation on exceptional items                              (396)
                                                         ------
RC profit after exceptional items                         7,762
Stock holding gains (losses)                               (603)
                                                         ------
HC profit                                                 7,159
                                                         ======

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustments and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the first nine months of 2002 comprise impairment charges, restructuring and litigation costs for Exploration and Production; and an impairment charge in Gas, Power and Renewables; Veba and other European integration costs, business interruption insurance proceeds, costs related to a pipeline incident and settlement of a US MTBE supply contract in Refining and Marketing; Solvay and Erdolchemie integration costs and a writedown of our Indonesian manufacturing assets in Chemicals; and a provision to cover future rental payments on surplus leasehold office accommodation in Other businesses and corporate. The special items for the first nine months of 2001 comprise Burmah Castrol integration costs, rationalization costs in Erdoelchemie and the downstream European commercial business and bond redemption charges. The effective tax rate on the special items for 2002 was 46%, reflecting the tax relief expected on third quarter asset impairments in Exploration and Production and related restructuring. The effective tax rate on special items for 2001 was 35%.

(c) Taxation includes a special charge of $355 million for an adjustment to the North Sea deferred tax liability for the supplementary UK corporation tax.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                                Three months ended          Nine months ended
                                                                   September 30                September 30
                                                                   (Unaudited)                 (Unaudited)
                                                                2002          2001        2002             2001
                                                            ----------------------    -------------------------
   Turnover                                      - $m          6,220         6,335      18,397           22,893
   Total replacement cost operating profit       - $m          1,572         2,627       5,958           10,720
   Results include:
   Exploration expense                           - $m            119            86         465              336
   Of which: Exploration expenditure written off - $m             55            23         261              153

   Key Statistics:
   Liquids(a)               Average prices
                            realized by BP       - $/bbl       24.40         23.08       21.99            24.22
                            Production           - mb/d        1,983         1,883       2,008            1,902
   Natural gas              Average prices
                            realized by BP       - $/mcf        2.25          2.49        2.32             3.66
                            Production           - mmcf/d      8,482         8,319       8,631            8,587

   Brent oil price                               - $/bbl       26.91         25.30       24.40            26.14
   West Texas Intermediate oil price             - $/bbl       28.26         26.72       25.40            27.77
   Alaska North Slope US West Coast              - $/bbl       27.26         24.05       24.06            25.01
   Henry Hub gas price (b)                       - $/mmBtu      3.16          2.93        2.94             4.88
   UK Gas - National Balancing Point             - p/therm     12.74         17.07       14.53            22.17

---------------

(a)  Crude oil and natural gas liquids

(b)  Henry Hub First of the Month Index

(c) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Turnover for the three months ended September 30, 2002 was $6,220 million compared with $6,335 million in the corresponding period in 2001, with the effect of higher production and oil price increases offset by lower gas prices. Turnover for the nine months ended September 30, 2002 was $18,397 million compared with $22,893 million for the corresponding period of 2001, with the effect of higher production more than offset by lower oil and natural gas prices.

Replacement cost operating profit for the three months and nine months ended September 30, 2002 was $1,572 million and $5,958 million respectively, compared with $2,627 million and $10,720 million for the equivalent periods in 2001. The result for the third quarter 2002 includes special charges of $686 million and accelerated acquisition amortization of $405 million related to the impairments of Shearwater in the North Sea, Rhourde El Baguel in Algeria, LL652 and Boqueron in Venezuela, Pagerungan in Indonesia and Badami in Alaska, following full technical reassessments and evaluations of future investment opportunities. In addition, there were special restructuring charges of $17 million. The nine months 2002 also includes special charges of $217 million relating to significant restructuring to reposition the business in North America and the North Sea and litigation costs. The results also include depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill consequent upon the ARCO acquisition in 2000 of $775 million and $1,461 million for the third quarter and nine months of 2002, including $405 million accelerated depreciation of the revaluation adjustment in respect of former ARCO assets included in the impairments described above, and $443 million and $1,404 million for the corresponding periods in 2001.

Overall hydrocarbon production for the quarter at 3,445 mboe/d was up around 4% on a year ago reflecting new production from Alaska, Deep Water Gulf of Mexico, Trinidad, Angola and China and from our increased holding in Sidanco. These increases were partly offset by the impact of operational problems in the UK and USA and tropical storms in the Gulf of Mexico. During the quarter, King's Peak in the Gulf of Mexico and Trinidad LNG train 2 came on stream. Horn Mountain, Aspen, Princess and the Vietnam integrated gas project are expected to come on stream in the fourth quarter.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


EXPLORATION AND PRODUCTION (concluded)

The third quarter result reflected an increase in liquids realizations of $1.32/bbl. There was some offset from the charge of $64 million for Unrealized Profit In Stock (UPIS) to remove the upstream margin from downstream inventories following price rises since the second quarter. There was a negligible UPIS effect in the equivalent quarter last year. Overall natural gas realizations were down by $0.24 per thousand cubic feet. North American natural gas realizations suffered from widening regional differentials to the Henry Hub marker caused by continued transportation capacity restrictions and weak local demand in the Rockies region.

The nine months result at $5,958 million, down $4,762 million on a year ago, reflected the impact of significantly lower oil and gas prices and higher exploration expense, mainly due to the second quarter write-off of the Neptune project in the Gulf of Mexico, and a charge of $203 million for UPIS. These adverse factors were partly offset by volume growth and unit lifting cost reductions. Total hydrocarbon production for the nine months at 3,496 mboe/d was up 3% compared with a year ago.

During the quarter BP participated in three discoveries: in Angola, the Plutao oil discovery in Block 31 (BP 26.7% and operator), offshore Trinidad, the Iron Horse gas discovery (BP 90% and operator) and in the Gulf of Mexico, the Great White prospect (BP 33%).

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                               Three months ended          Nine months ended
                                                                  September 30                September 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2002           2001        2002            2001
                                                            ----------------------    ------------------------
   Turnover                                      - $m         9,313          9,307      25,316          31,920
   Total replacement cost operating profit       - $m            57            125         282             386

On January 1, 2002, the solar, renewables and alternative fuels activities were transferred from Other businesses and corporate to Gas and Power. To reflect this transfer, Gas and Power has been renamed Gas, Power and Renewables from the same date and comparative information has been restated.

Turnover for the three months and nine months ended September 30, 2002 was $9,313 million and $25,316 million, compared with $9,307 million and $31,920 million for the same periods in 2001. Despite increased gas sales volumes, turnover was flat in the third quarter and decreased for the nine months due to lower natural gas prices, particularly in North America.

Replacement cost operating profit for the three months and nine months ended September 30, 2002 was $57 million and $282 million respectively, compared with $125 million and $386 million a year ago. The result for the third quarter 2002 includes special charges of $30 million related to the impairment of a cogeneration power plant in the UK. The third quarter's marketing and trading result was down, despite a 15% increase in gas sales volumes, due to lower margins in North America and losses associated with the unscheduled shutdown of the UK/Belgium Interconnector. The NGL business result was up on a year ago due to improved margins. The result includes only one month of contribution from Ruhrgas due to the disposal of this investment during the third quarter. The nine months result reflects lower marketing and trading margins and a lower Ruhrgas contribution, partly offset by an improvement in the NGL business.

During the quarter BP and its partners  entered into two  liquefied  natural gas
(LNG) agreements with China National Offshore Oil Corporation. The Australian North West Shelf consortium (BP 16.6%) was selected to supply up to 3.3 million tonnes a year to China's Guangdong terminal (BP 30%). In addition, an agreement was signed to supply LNG to the Fujian terminal from Indonesia's Tangguh natural gas project (BP 49.7%). The 25-year LNG Sales and Purchase Agreement will involve the supply of up to 2.6 million tonnes of LNG a year to Fujian. Both projects are due to start up in 2006 or 2007. Separately, a supply and purchase agreement has been signed with Qatar Liquefied Gas Company Ltd. (Qatargas) for the delivery of 750,000 tonnes of LNG per year to the Spanish market over a three year period. The first LNG cargo to Spain is scheduled for delivery in the third quarter of 2003.

In North America, BP announced a multi-year agreement with Kinder Morgan that will provide BP with natural gas supply and gas transportation and storage facilities on Kinder Morgan's Texas intra-state pipeline systems.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

                                                               Three months ended          Nine months ended
                                                                  September 30                September 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2002           2001        2002            2001
                                                           -----------------------    ------------------------
   Turnover                                      - $m        35,634         30,925      92,393          93,705
   Total replacement cost operating profit       - $m           237            990         908           3,194
   Total refined product sales                   - mb/d       6,911          6,546       6,630           6,125
   Refinery throughputs                          - mb/d       3,154          3,003       3,084           2,958
   Global Indicator Refining Margin (a)          - $/bbl       1.98           3.83        1.90            4.62

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

Turnover for the three months and nine months ended September 30, 2002 was $35,634 million and $92,393 million respectively, compared with $30,925 million and $93,705 million, for the same periods in the prior year. The increase in turnover for the third quarter is due to volume increases from the Veba acquisition. The decrease in turnover for the nine months primarily reflects lower product prices, which more than offset volume increases from Veba. Results for Veba have been included from February 1, 2002.

Replacement cost operating profit for the three months and nine months ended September 30, 2002 was $237 million and $908 million respectively. This compares with $990 million and $3,194 million in the corresponding periods of 2001. The results for the third quarter and nine months of 2002 include special charges of $83 million and a net credit to income for special items of $5 million respectively. For the third quarter 2002, special items include Veba and other European integration costs of $54 million, settlement costs associated with a pre-acquisition ARCO US MTBE supply contract of $22 million, and costs associated with an Olympic pipeline incident in 1999 of $7 million. Special items for the nine months also included business interruption proceeds of $184 million, partly offset by additional costs associated with the Olympic pipeline incident of $47 million and Veba integration costs of $49 million. The results are also after charging depreciation and amortization arising from the fixed asset revaluation adjustments and goodwill, arising from the ARCO and Burmah Castrol acquisitions in 2000 of $202 million and $591 million for the third quarter and nine months respectively, and $187 million and $577 million for the corresponding periods in 2001. Although not classified as a special item, the third quarter 2002 result also included a charge of $80 million in respect of environmental liabilities, following a reassessment of certain existing liabilities.

Significantly lower refining margins are the primary reason for the decreases versus last year. Refining margins declined in the third quarter compared with the second quarter, reflecting high product inventories early in the quarter and pressure from higher crude prices. Retail margins for the quarter were lower than a year ago, particularly in the US, with the nine months similar to the prior year. Partly offsetting the poorer trading environment were the contributions from Veba and improved refining and marketing operational performance.

Refining throughputs increased by 5% compared with the third quarter of 2001 due to the Veba acquisition and better availability; these factors more than offset the Yorktown, Mandan and Salt Lake City refinery divestments. Marketing volumes increased by 14%, largely due to Veba. Excluding Veba, marketing volumes were flat. Shop sales increased by 64%, primarily due to Veba. Excluding Veba, shop sales increased by 11%, reflecting the growing number of BP Connect stations and same store sales growth.

During the quarter, BP opened an additional 13 BP Connect stations, primarily in the USA and UK, bringing the total number of BP Connect stations worldwide to
446. An additional 1,900 sites were reimaged in the third quarter, bringing the total number of sites with the BP Helios to some 8,800 worldwide.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


CHEMICALS

                                                               Three months ended          Nine months ended
                                                                  September 30                September 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2002           2001        2002            2001
                                                            ----------------------    ------------------------
   Turnover                                      - $m         3,720          3,272       9,946           9,034
   Total replacement cost operating profit       - $m           132            105         411             195
   Production (a)                                - kte        6,880          5,970      20,379          16,668
   Chemicals Indicator Margin (b)                - $/te         115  (c)       114         101  (c)        109

---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

(b) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(c) Provisional. The data for the third quarter is based on two months' actual and one month of provisional data.


Turnover for the three months and nine months ended September 30, 2002 was $3,720 million and $9,946 million respectively, compared with $3,272 million and $9,034 million for the equivalent periods in 2001. The increase in turnover for the third quarter and nine months primarily reflects higher production as a result of acquisitions, organic growth and improved site reliability.

Replacement cost operating profit for the three months ended September 30, 2002, was $132 million, down from $203 million in the second quarter and up from $105 million a year ago. The results for the third quarter and nine months 2002 include special charges of $140 million and $215 million respectively. The special item for the third quarter 2002 is a writedown of our Indonesian manufacturing assets following a review of its immediate prospects and opportunities for future growth in a highly competitive regional market. Special items for the nine months 2002 also include Solvay and Erdoelchemie integration costs and costs related to restructuring our Research and Technology facilities and the closure of polypropylene capacity in the USA.

The third quarter result, excluding special items, increased $159 million over a year ago, primarily reflecting a lower cost structure and the benefits of portfolio additions, restructuring and reliability improvements. The increase in the nine months result was due to volume growth through improved operations, organic growth and acquisitions, and lower costs, against a weaker margin environment.

Chemicals production for the third quarter and nine months was up 15% and 22% respectively, as a result of the Solvay, Erdoelchemie and Veba transactions, new plants and improved reliability.

During the quarter we completed the sale of two-thirds of our interest in the European ethylene pipeline company, ARG, in accordance with EU commission requirements in relation to the Veba acquisition.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                               Three months ended          Nine months ended
                                                                  September 30                September 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2002           2001        2002            2001
                                                            ----------------------     -----------------------
   Turnover                                      - $m           108            138         379             403
   Replacement cost operating profit (loss)      - $m          (241)          (117)       (494)           (348)

Other businesses and corporate comprises Finance, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities. The results for the third quarter and nine months 2002 include a special charge of $125 million for a provision to cover future rental payments on surplus leasehold office accommodation.

EXCEPTIONAL ITEMS

                                                               Three months ended          Nine months ended
                                                                  September 30                September 30
                                                                  (Unaudited)                 (Unaudited)
                                                               2002           2001        2002            2001
                                                            ----------------------     -----------------------
   Profit (loss) on sale of fixed assets and
   businesses or termination of operations          - $m      1,794            184      2,061              573
   Taxation credit (charge)                         - $m        (25)          (127)      (146)            (396)
                                                            -------         ------     ------            -----
   Exceptional items after taxation                 - $m      1,769             57      1,915              177
                                                            -------         ------     ------            -----

Exceptional items for the third quarter include the profit on disposal of BP's Ruhrgas interest and an electronic payment system.

OUTLOOK

The world economy sustained its gradual recovery in the third quarter, and some modest growth is expected to continue in the fourth quarter, though the current environment has little upside and significant downside risks. BP's overall trading environment remained broadly at "mid-cycle" during the third quarter.

Recent demand growth has been partly met by increased OPEC production, though quotas remain unchanged. Oil inventories are below normal seasonal levels. In the fourth quarter, assuming a normal seasonal demand increase and no material increase in OPEC production beyond high September levels, crude oil prices should remain around third quarter levels.

Though storage levels for US natural gas remain high relative to seasonal norms, prices have strengthened recently. This reflects declining production and the expectation of firming seasonal demand.

Refining margins have improved in recent weeks, and are now above the weak third quarter level, with commercial product inventories below the 1997-2001 average. Oil product inventories are likely to tighten further during the fourth quarter and should underpin margins.

Average third quarter retail margins were broadly in line with the second quarter, though US margins came under pressure in the latter part of the quarter. Retail margins may come under further pressure in the fourth quarter reflecting a seasonal slowdown in demand and an increasingly competitive market.

The Chemicals business environment has weakened in recent weeks with demand softening and margins under pressure from high feedstock prices.

Capital expenditure is on track for the upper end of the year's target range, at around $13 billion, excluding acquisitions. The net debt ratio was below the mid-point of the 25-35% range at the end of the third quarter and is likely to remain relatively stable around this level for the remainder of the year.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded


FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under `Group Results' and the statements under `Outlook', with regard to hydrocarbon production growth and targets, the outlook for economic recovery, trends in the trading environment, the timing of new projects, oil and gas prices and margins, refining margins, expected realizations on gas sales, inventory and product stock levels, planned product phase-outs, capacity utilization, capital expenditure trends and targets, working capital, profitability, results of operation, dividend payments and liquidity or financial position are all forward-looking in nature.
Forward-looking statements are also identified by such phrases as `will', `expects', `is expected to', `should', `may', `is likely to', `intends' and `believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, operational problems, political stability and economic growth in relevant areas of the world, development and use of new technology, successful partnering, the actions of competitors, the actions of third party suppliers of facilities and services, natural disasters and other changes to business conditions, prolonged adverse weather conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2001 and the Annual Report on Form 20-F for 2001 filed with the US Securities and Exchange Commission.

2002 DIVIDENDS

On October 29, 2002, BP p.l.c.  announced a third quarterly dividend for 2002 of
6.0 cents per ordinary share of 25 cents (ordinary shares), representing $0.36 per American Depositary Share (ADS) amounting to $1,340 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares is November 15, 2002, with payment to be made on December 9, 2002.

The dividend payable on December 9, 2002 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.04) attaching to the dividend, less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.36, a gross dividend for tax purposes of $0.40 and a potential tax credit of $0.04 per ADS.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on December 9, 2002.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                                Three months ended                 Nine months ended
                                                                    September 30                      September 30
                                                                    (Unaudited)                       (Unaudited)
                                                               2002             2001              2002             2001
                                                               ---------------------              ---------------------
                                                                      ($ million, except per share amounts)

Turnover - Note 3                                            49,558           43,886           130,186          138,275
Less: joint ventures                                            504              306             1,187              874
                                                            -------          -------           -------          -------
Group turnover                                               49,054           43,580           128,999          137,401

Replacement cost of sales                                    43,940           37,208           112,670          115,102
Production taxes - Note 4                                       350              337               912            1,353
                                                            -------          -------           -------          -------
Gross profit                                                  4,764            6,035            15,417           20,946
Distribution and administration expenses                      3,214            2,678             9,028            7,842
Exploration expense - Note 5                                    119               86               465              336
                                                            -------          -------           -------          -------
                                                              1,431            3,271             5,924           12,768
Other income                                                    151              179               423              486
                                                            -------          -------           -------          -------
Group replacement cost operating profit                       1,582            3,450             6,347           13,254
Share of profits of joint ventures                              104              125               263              352
Share of profits of associated undertakings                      71              155               455              541
                                                            -------          -------           -------          -------
Total replacement cost operating profit - Note 6              1,757            3,730             7,065           14,147
Profit (loss) on sale of fixed assets and
businesses                                                    1,794              184             2,061              573
or termination of operations - Note 7
                                                            -------          -------           -------          -------
Replacement cost profit before interest
and tax - Note 6                                              3,551            3,914             9,126           14,720
Inventory holding gains (losses) - Note 8                       305             (405)            1,303             (603)
                                                            -------          -------           -------          -------
Historical cost profit before interest and tax                3,856            3,509            10,429           14,117
Interest expense - Note 9                                       300              369               947            1,256
                                                            -------          -------           -------          -------
Profit before taxation                                        3,556            3,140             9,482           12,861
Taxation - Note 10                                              713            1,540             3,217            5,664
                                                            -------          -------           -------          -------
Profit after taxation                                         2,843            1,600             6,265            7,197
Minority shareholders' interest                                   8               12                94               38
                                                            -------          -------           -------          -------
Profit for the period (a)                                     2,835            1,588             6,171            7,159
                                                            =======          =======           =======          =======
Earnings per ordinary share - cents (a)
     Basic                                                    12.65             7.08             27.53            31.88
     Diluted                                                  12.59             7.03             27.39            31.68
                                                            -------          -------           -------          -------
Earnings per American depositary share - cents (a)
     Basic                                                    75.90            42.48            165.18           191.28
     Diluted                                                  75.54            42.18            164.34           190.08
                                                            -------          -------           -------          -------

Average number of outstanding ordinary
shares (thousands)                                       22,408,297       22,425,374        22,412,655       22,449,041
                                                        ===========      ===========       ===========      ===========

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                 September 30, 2002                       December 31, 2001
                                                                     (Unaudited)
                                                            -----------------------                 -----------------------
                                                                                      ($ million)
Fixed assets
   Intangible assets                                                         15,902                                  16,489
   Tangible assets                                                           85,521                                  77,410
   Investments                                                               11,646                                  11,963
                                                                        -----------                              ----------
                                                                            113,069                                 105,862
Current assets
   Inventories                                              9,917                                    7,631
   Receivables                                             31,781                                   26,669
   Investments                                                285                                      450
   Cash at bank and in hand                                 1,005                                    1,358
                                                       ----------                              -----------
                                                           42,988                                   36,108
                                                       ----------                              -----------

Current liabilities - falling due within one year
   Finance debt                                            10,582                                    9,090
   Accounts payable and accrued liabilities                34,870                                   28,524
                                                       ----------                              -----------
                                                           45,452                                   37,614
                                                       ----------                              -----------

Net current liabilities                                                      (2,464)                                 (1,506)
                                                                        -----------                              ----------
Total assets less current liabilities                                       110,605                                 104,356

Noncurrent liabilities
   Finance debt                                           11,694                                   12,327
   Accounts payable and accrued liabilities                3,261                                    3,086
   Provisions for liabilities and charges
      Deferred tax                                        13,391                                   11,702
      Other                                               13,056                                   11,482
                                                      ----------                              -----------
                                                                             41,402                                  38,597
                                                                        -----------                              ----------
Net assets                                                                   69,203                                  65,759
Minority shareholders' interest                                                 556                                     598
                                                                        -----------                              ----------

BP shareholders' interest (a) - Note 14                                      68,647                                  65,161
                                                                        ===========                              ==========

Represented by:
Capital shares
   Preference                                                                    21                                      21
   Ordinary                                                                   5,594                                   5,608
Paid-in surplus                                                               4,226                                   4,014
Merger reserve                                                               27,029                                  26,983
Retained earnings                                                            31,600                                  28,312
Other reserves                                                                  177                                     223
                                                                        -----------                              ----------
                                                                             68,647                                  65,161
                                                                        ===========                              ==========

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  Three months ended                 Nine months ended
                                                                      September 30                     September 30
                                                                      (Unaudited)                       (Unaudited)
                                                                 2002             2001             2002             2001
                                                                 ---------------------             ---------------------
                                                                                      ($ million)
Net cash inflow from operating activities                       4,376            5,046           13,145           16,862
                                                              -------          -------          -------          -------
Dividends from joint ventures                                      30               26              129               92
                                                              -------          -------          -------          -------
Dividends from associated undertakings                             96              155              303              424
                                                              -------          -------          -------          -------
Servicing of finance and returns on investments
Interest received                                                  63               23              168              173
Interest paid                                                    (218)            (308)            (869)          (1,053)
Dividends received                                                  4               59               64               97
Dividends paid to minority shareholders                           (13)             (11)             (29)             (16)
                                                              -------          -------          -------          -------
Net cash outflow from servicing of finance
and returns on investments                                       (164)            (237)            (666)            (799)
                                                              -------          -------          -------          -------
Taxation
UK corporation tax                                               (206)            (231)            (560)            (604)
Overseas tax                                                     (455)            (486)          (1,473)          (2,634)
                                                              -------          -------          -------          -------
Tax paid                                                         (661)            (717)          (2,033)          (3,238)
                                                              -------          -------          -------          -------

Capital expenditure
Payments for fixed assets                                      (2,980)          (2,933)          (8,572)          (8,526)
Proceeds from the sale of fixed assets                            488              824            1,744            1,750
                                                              -------          -------          -------          -------
Net cash outflow for capital expenditure                       (2,492)          (2,109)          (6,828)          (6,776)
                                                              -------          -------          -------          -------

Acquisitions and disposals
Investments in associated undertakings                           (125)            (139)            (756)            (407)
Proceeds from sale of investment in Ruhrgas                     2,338                -            2,338                -
Acquisitions, net of cash acquired                             (2,607)             (48)          (4,296)            (608)
Net investment in joint ventures                                  (23)            (144)            (137)            (277)
Proceeds from the sale of businesses                               55              307            1,670              307
                                                              -------          -------          -------          -------
Net cash (outflow) inflow for acquisitions
and disposals                                                    (362)             (24)          (1,181)            (985)
                                                              -------          -------          -------          -------
Equity dividends paid                                          (1,346)          (1,235)          (3,924)          (3,595)
                                                              -------          -------          -------          -------
Net cash inflow (outflow)                                        (523)             905           (1,055)           1,985
                                                              =======          =======          =======          =======

Financing                                                        (219)             630             (485)           1,827
Management of liquid resources                                    (32)             (44)            (164)            (146)
Increase (decrease) in cash                                      (272)             319             (406)             304
                                                              -------          -------          -------          -------
                                                                 (523)             905           (1,055)           1,985
                                                              =======          =======          =======          =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - concluded


                                                                     Three months ended            Nine months ended
                                                                        September 30                  September 30
                                                                         (Unaudited)                   (Unaudited)
                                                                     2002           2001           2002            2001
                                                                     -------------------           --------------------
                                                                                       ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities
Historical cost profit before interest and tax                      3,856          3,509         10,429         14,117
Depreciation and amounts provided                                   3,506          2,104          7,886          6,401
Exploration expenditure written off                                    55             23            261            153
Share of profits of joint ventures and associated
undertakings                                                         (172)          (278)          (716)          (891)
Interest and other income                                             (62)          (116)          (243)          (346)
(Profit) loss on sale of fixed assets and businesses               (1,796)          (184)        (2,061)          (573)
Charge for provisions                                                 332            115            826            821
Utilization of provisions                                            (392)          (263)        (1,003)          (898)
Decrease (increase) in stocks                                        (155)           135         (1,458)           122
Decrease (increase) in debtors                                       (379)         2,216         (2,403)           748
Increase (decrease) in creditors                                     (417)        (2,215)         1,627         (2,792)
                                                                  -------        -------        -------        -------
Net cash inflow from operating activities                           4,376          5,046         13,145         16,862
                                                                  =======        =======        =======        =======

Financing
Long-term borrowing                                                  (558)            (7)        (3,056)        (1,029)
Repayments of long-term borrowing                                     567            988          1,464          2,168
Short-term borrowing                                               (1,627)          (743)        (5,879)        (3,493)
Repayments of short-term borrowing                                    704             40          6,414          3,167
                                                                  -------        -------        -------        -------
                                                                     (914)           278         (1,057)           813

Issue of ordinary share capital                                       (55)           (48)          (178)          (168)
Repurchase of ordinary share capital                                  750            400            750          1,182
                                                                  -------        -------        -------        -------
Net cash (inflow) outflow from financing                             (219)           630           (485)         1,827
                                                                  =======        =======        =======        =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2001 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Restatement of comparative information

     Comparative information for 2001 has been restated to reflect the changes described below.

     (a)  Transfer of solar, renewables and alternative fuels activities

          With  effect  from  January  1,  2002,   the  solar,   renewables  and
          alternative fuels activities have been transferred from Other businesses and corporate to Gas and Power. To reflect this transfer Gas and Power has been renamed Gas, Power and Renewables from the same date.

     (b)  New accounting standard for deferred tax

          With effect from January 1, 2002 BP has adopted Financial Reporting Standard No.19 'Deferred Tax' (FRS 19). This standard generally requires that deferred tax should be provided on a full liability basis rather than on a restricted liability basis as required by Statement of Standard Accounting Practice No.15 'Accounting for Deferred Tax'. The adoption of FRS 19 has been treated as a change in accounting policy.

          Under FRS 19 deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or right to pay less tax in the future. In particular:

          o Provision is made for tax on gains arising from the disposal of fixed assets that have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the replacement assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

          o Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

          Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

          Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

          As a consequence of adopting FRS 19 acquisitions have been restated as if the new standard applied at that time. This leads to the creation of higher deferred tax liabilities and greater amounts of goodwill on those acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. Restatement of comparative information (continued)

Income statement                                                 Three months ended               Nine months ended
                                                                 September 30, 2001               September 30, 2001
                                                                    (Unaudited)                       (Unaudited)
                                                             Restated         Reported         Restated         Reported
                                                             -------------------------        --------------------------
                                                                      ($ million, except per share amounts)

Turnover                                                       43,886           43,886          138,275          138,275
Less: joint ventures                                              306              306              874              874
                                                             --------         --------         --------         --------
Group turnover                                                 43,580           43,580          137,401          137,401

Replacement cost of sales                                      37,208           37,181          115,102          115,021
Production taxes                                                  337              337            1,353            1,353
                                                             --------         --------         --------         --------
Gross profit                                                    6,035            6,062           20,946           21,027
Distribution and administration expenses                        2,678            2,678            7,842            7,842
Exploration expense                                                86               86              336              336
                                                             --------         --------         --------         --------
                                                                3,271            3,298           12,768           12,849
Other income                                                      179              179              486              486
                                                             --------         --------         --------         --------
Group replacement cost operating profit                         3,450            3,477           13,254           13,335
Share of profits of joint ventures                                125              125              352              352
Share of profits of associated undertakings                       155              155              541              541
                                                             --------         --------         --------         --------
Total replacement cost operating profit (a)                     3,730            3,757           14,147           14,228
Profit (loss) on sale of fixed assets and
businesses or termination of operations                           184              184              573              573
                                                             --------         --------         --------         --------
Replacement cost profit before interest and tax                 3,914            3,941           14,720           14,801
Inventory holding gains (losses)                                 (405)            (405)            (603)            (603)
                                                             --------         --------         --------         --------
Historical cost profit before interest and tax                  3,509            3,536           14,117           14,198
Interest expense                                                  369              369            1,256            1,256
                                                             --------         --------         --------         --------
Profit before taxation                                          3,140            3,167           12,861           12,942
Taxation                                                        1,540            1,212            5,664            4,480
                                                             --------         --------         --------         --------
Profit after taxation                                           1,600            1,955            7,197            8,462
Minority shareholders' interest                                    12               15               38               47
                                                             --------         --------         --------         --------
Profit for the period                                           1,588            1,940            7,159            8,415
                                                             --------         --------         --------         --------
Distribution to shareholders                                    1,232            1,232            3,646            3,646
                                                             --------         --------         --------         --------
Earnings per ordinary share - cents
Basic                                                            7.08             8.66            31.88            37.48
Diluted                                                          7.03             8.59            31.68            37.24
                                                             ========         ========         ========         ========
--------
(a) Total replacement cost operating profit, by business
Exploration and Production                                      2,627            2,641           10,720           10,762
Gas, Power and Renewables                                         125              130              386              415
Refining and Marketing                                            990            1,003            3,194            3,233
Chemicals                                                         105              105              195              195
Other businesses and corporate                                   (117)            (122)            (348)            (377)
                                                             --------         --------         --------         --------
                                                                3,730            3,757           14,147           14,228
                                                             ========         ========         ========          ========

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2. Restatement of comparative information (concluded)

Balance sheet at December 31, 2001                                            Restated      Reported
                                                                              --------      --------
                                                                                   ($ million)
Fixed assets
     Intangible assets                                                          16,489        15,593
     Tangible assets                                                            77,410        77,410
     Investments                                                                11,963        12,047
                                                                              --------      --------
                                                                               105,862       105,050
                                                                              --------      --------
Current assets                                                                  36,108        36,108
Current liabilities - amounts falling due within one year                       37,614        37,614
                                                                              --------      --------
Net current liabilities                                                         (1,506)       (1,506)
                                                                              --------      --------
Total assets less current liabilities                                          104,356       103,544
Noncurrent liabilities                                                          15,413        15,413
Provisions for liabilities and charges
     Deferred taxation                                                          11,702         1,655
     Other provisions                                                           11,482        11,482
                                                                              --------      --------
Net assets                                                                      65,759        74,994
Minority shareholders' interest                                                    598           627
                                                                              --------      --------
BP shareholders' interest                                                       65,161        74,367
                                                                              ========      ========

                                                              Three months ended                    Nine months ended
                                                                 September 30                         September 30
                                                                 (Unaudited)                           (Unaudited)
                                                           2002               2001               2002               2001
                                                       ---------------------------           ---------------------------
                                                                                  ($ million)
3.   Turnover (a)
     By business
     Exploration and Production                           6,220              6,335             18,397             22,893
     Gas, Power and Renewables                            9,313              9,307             25,316             31,920
     Refining and Marketing                              35,634             30,925             92,393             93,705
     Chemicals                                            3,720              3,272              9,946              9,034
     Other businesses and corporate                         108                138                379                403
                                                        -------            -------            -------            -------
                                                         54,995             49,977            146,431            157,955
     Less: sales between businesses                       5,941              6,397             17,432             20,554
                                                        -------            -------            -------            -------
     Group excluding joint ventures                      49,054             43,580            128,999            137,401
     Sales of joint ventures                                504                306              1,187                874
                                                        -------            -------            -------            -------
                                                         49,558             43,886            130,186            138,275
                                                        =======            =======            =======            =======

     By geographical area
     UK                                                  12,160             12,272             35,664             36,186
     Rest of Europe                                      13,460              9,026             34,798             28,044
     USA                                                 22,880             21,375             57,808             68,657
     Rest of World                                        8,537              8,006             23,556             26,626
                                                        -------            -------            -------            -------
                                                         57,037             50,679            151,826            159,513
     Less: sales between areas                            7,983              7,099             22,827             22,112
                                                        -------            -------            -------            -------
                                                         49,054             43,580            128,999            137,401
                                                        =======            =======            =======            =======

(a) Contracts for the sale and purchase of crude oil, refined products, natural gas and power, which are held for trading purposes and marked-to-market, that require delivery of the underlying commodity are reported on a gross basis.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                                Three months ended                  Nine months ended
                                                                   September 30                        September 30
                                                                   (Unaudited)                          (Unaudited)
                                                              2002              2001              2002              2001
                                                              ----------------------              -----------------------
                                                                                           ($ million)
4    Production taxes
     UK petroleum revenue tax                                   92                80               245               453
     Overseas production taxes                                 258               257               667               900
                                                             -----             -----             -----             -----
                                                               350               337               912             1,353
                                                             =====             =====             =====             =====
5    Exploration expense
     Exploration and Production
         UK                                                     16                 1                26                 5
         Rest of Europe                                          5                10                41                15
         USA                                                    53                41               228               174
         Rest of World                                          45                34               170               142
                                                             -----             -----             -----             -----
                                                               119                86               465               336
                                                             =====             =====             =====             =====

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. BP presents financial information on a replacement cost basis in order to provide better comparability to the major US oil companies, which apply the last in, first out (LIFO) basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. BP management believes that where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP's replacement cost basis. For further discussion of replacement cost operating profit see Item 3 of BP's Annual Report on Form 20-F for the year ended December 31, 2001.

                                                                  Three months ended                 Nine months ended
                                                                     September 30                      September 30
                                                                      (Unaudited)                       (Unaudited)
                                                                 2002             2001             2002             2001
                                                             -------------------------        --------------------------
                                                                                     ($ million)
7.   Analysis of exceptional items
     Profit (loss) on sale of fixed assets and
     businesses or termination of operations
     Exploration and Production                                   (25)               3              407              280
     Gas, Power and Renewables                                  1,585                -            1,584               (1)
     Refining and Marketing                                       262              247              248              453
     Chemicals                                                     11              (81)            (134)            (167)
     Other businesses and corporate                               (39)              15              (44)               8
                                                               ------           ------           ------           ------
     Exceptional items before taxation                          1,794              184            2,061              573
     Taxation charge                                              (25)            (127)            (146)            (396)
                                                               ------           ------           ------           ------
     Exceptional items after taxation                           1,769               57            1,915              177
                                                               ======           ======           ======           ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                                           Three months ended           Nine months ended
                                                                              September 30                 September 30
                                                                               (Unaudited)                 (Unaudited)
                                                                           2002           2001         2002           2001
                                                                        ----------------------       ---------------------
                                                                                            ($ million)
8.   Inventory holding gains (losses)
     Exploration and Production                                               3            (1)            5            (1)
     Gas, Power and Renewables                                                2           (17)           10           (61)
     Refining and Marketing                                                 311          (301)        1,250          (445)
     Chemicals                                                              (11)          (86)           38           (96)
                                                                         ------        ------        ------        ------
                                                                            305          (405)        1,303          (603)
     Minority shareholders' interest                                          -             -            25             -
                                                                         ------        ------        ------        ------
                                                                            305          (405)        1,278          (603)
                                                                         ======        ======        ======        ======

9    Interest expense
     Group interest payable (a)                                             250           292           778         1,022
     Capitalized                                                            (27)          (19)          (67)          (74)
                                                                         ------        ------        ------        ------
                                                                            223           273           711           948
     Joint ventures                                                          15            16            44            49
     Associated undertakings                                                 19            33            64           109
     Unwinding of discount on provisions                                     43            47           128           150
                                                                         ------        ------        ------        ------
                                                                            300           369           947         1,256
                                                                         ======        ======        ======        ======
                                                                                                                       ------

(a)  Includes charges relating to the early redemption of debt                -             2             -            62
                                                                         ------        ------        ------        ------

10.  Charge for taxation
     Current                                                                463         1,206         2,036         4,581
     Deferred (a)                                                           250           334         1,181         1,083
                                                                         ------        ------        ------        ------
                                                                            713         1,540         3,217         5,664
                                                                         ======        ======        ======        ======
     United Kingdom                                                         235           244         1,070           766
     Overseas                                                               478         1,296         2,147         4,898
                                                                         ------        ------        ------        ------
                                                                            713         1,540         3,217         5,664
                                                                         ======        ======        ======        ======
------

(a)  Includes the adjustment to the North Sea deferred tax                    -             -           355             -
     balance for the supplementary UK corporation tax of 10%
                                                                         ------        ------        ------        ------

11.  Reconciliation of replacement cost results
     Historical cost profit (loss) for the period                         2,835         1,588         6,171         7,159
     Inventory holding (gains) losses (a)                                  (305)          405        (1,278)          603
                                                                         ------        ------        ------        ------
     Replacement cost profit for the period                               2,530         1,993         4,893         7,762
     Exceptional items (b)                                               (1,769)          (57)       (1,915)         (177)
                                                                         ------        ------        ------        ------
     Replacement cost profit before exceptional items                       761         1,936         2,978         7,585
                                                                         ------        ------        ------        ------
     Earnings per ordinary share - cents
     On replacement cost profit before exceptional items                   3.39          8.63         13.28         33.78
                                                                         ======        ======        ======        ======

------

(a)  Net of minority shareholders' interest                                   -             -           (25)            -
(b)  Net of tax charge                                                       25           127           146           396

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis

                                                           Gas,                                  Other
                                      Exploration         Power     Refining                businesses
By business                                   and           and          and                       and
                                       Production    Renewables    Marketing    Chemicals    corporate    Eliminations     Total
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
                                                                               ($ million)
Three months
ended September 30, 2002
Group turnover
-   third parties                           1,628         9,218       34,723        3,377          108               -    49,054
-   sales between businesses                4,592            95          911          343            -          (5,941)        -
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
                                            6,220         9,313       35,634        3,720          108          (5,941)   49,054
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Share of sales by joint ventures              146             -          135          223            -               -       504
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Equity accounted income                       174            13           63          (88)          13               -       175
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Total replacement cost
operating profit (loss)                     1,572            57          237          132         (241)              -     1,757
Exceptional items                             (25)        1,585          262           11          (39)              -     1,794
Inventory holding gains
(losses)                                        3             2          311          (11)           -               -       305
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Historical cost profit (loss)
before interest and tax                     1,550         1,644          810          132         (280)              -     3,856
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Capital expenditure and
acquisitions                                2,240           107          605          180           48               -     3,180

Three months
ended September 30, 2001
Group turnover
-   third parties                           1,298         8,591       30,351        3,202          138               -    43,580
-   sales between businesses                5,037           716          574           70            -          (6,397)        -
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
                                            6,335         9,307       30,925        3,272          138          (6,397)   43,580
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Share of sales by joint ventures              217             -           89            -            -               -       306
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Equity accounted income                       124            27           80           23           26               -       280
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Total replacement cost
operating profit (loss)                     2,627           125          990          105         (117)              -     3,730
Exceptional items                               3             -          247          (81)          15               -       184
Inventory holding gains
(losses)                                       (1)          (17)        (301)         (86)           -               -      (405)
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Historical cost profit (loss)
before interest and tax                     2,629           108          936          (62)        (102)              -     3,509
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Capital expenditure and
acquisitions                                2,419            87          442          350           65               -     3,363

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis (continued)

                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                  ---------- --------- ---------- ---------    ------------- ----------
                                                                               ($ million)
Three months ended September 30, 2002
Group turnover  - third parties                        8,316    11,095     22,770     6,873                -     49,054
                - sales between areas                  3,844     2,365        110     1,664           (7,983)         -
                                                  ---------- --------- ---------- ---------    ------------- ----------
                                                      12,160    13,460     22,880     8,537           (7,983)    49,054
                                                  ---------- --------- ---------- ---------    ------------- ----------

Share of sales by joint ventures                           3       197         78       226                -        504
                                                  ---------- --------- ---------- ---------    ------------- ----------
Equity accounted income                                   (1)       27         62        87                -        175
                                                  ---------- --------- ---------- ---------    ------------- ----------

Total replacement cost operating profit                 (131)      620        672       596                -      1,757
Exceptional items                                        (18)    1,672        161       (21)               -      1,794
Inventory holding gains (losses)                          43       128        105        29                -        305
                                                  ---------- --------- ---------- ---------    ------------- ----------
Historical cost profit before interest and tax          (106)    2,420        938       604                -      3,856
                                                  ---------- --------- ---------- ---------    ------------- ----------

Capital expenditure and acquisitions                     394       353      1,389     1,044                -      3,180

Three months ended September 30, 2001
Group turnover   -third parties                        8,975     6,864     21,297     6,444                -     43,580
                 -sales between areas                  3,297     2,162         78     1,562           (7,099)         -
                                                  ---------- --------- ---------- ---------    ------------- ----------
                                                      12,272     9,026     21,375     8,006           (7,099)    43,580
                                                  ---------- --------- ---------- ---------    ------------- ----------

Share of sales by joint ventures                           -         -         49       257                -        306
                                                  ---------- --------- ---------- ---------    ------------- ----------
Equity accounted income                                    3        38         80       159                -        280
                                                  ---------- --------- ---------- ---------    ------------- ----------

Total replacement cost operating profit                  552       512      1,555     1,111                -      3,730
Exceptional items                                        (64)       (8)       258        (2)               -        184
Inventory holding gains (losses)                         (65)     (111)      (195)      (34)               -       (405)
                                                  ---------- --------- ---------- ---------    ------------- ----------
Historical cost profit before interest and tax           423       393      1,618     1,075                -      3,509
                                                  ---------- --------- ---------- ---------    ------------- ----------

Capital expenditure and acquisitions                     541       181      1,564     1,077                -      3,363

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis (continued)

                                                           Gas,                                  Other
                                      Exploration         Power     Refining                businesses
By business                                   and           and          and                       and
                                       Production    Renewables    Marketing    Chemicals    corporate    Eliminations     Total
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
                                                                            ($ million)
Nine months
ended September 30, 2002
Group turnover
-   third parties                           4,965        24,347       89,866        9,442          379               -   128,999
-   sales between businesses               13,432           969        2,527          504            -         (17,432)        -
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
                                            18,397        25,316       92,393        9,946          379         (17,432)  128,999
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Share of sales by joint ventures              378             -          314          495            -               -     1,187
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Equity accounted income                       426           105          165          (20)          42               -       718
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Total replacement cost
operating profit (loss)                     5,958           282          908          411         (494)              -     7,065
Exceptional items                             407         1,584          248         (134)         (44)              -     2,061
Inventory holding gains
(losses)                                        5            10        1,250           38            -               -     1,303
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Historical cost profit (loss)
before interest and tax                     6,370         1,876        2,406          315         (538)              -    10,429
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Capital expenditure and
acquisitions                                7,126           285        6,707          538          367               -    15,023

Nine months
ended September 30, 2001
Group turnover
-   third parties                           7,050        29,654       91,442        8,852          403               -   137,401
-   sales between businesses               15,843         2,266        2,263          182            -         (20,554)        -
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
                                           22,893        31,920       93,705        9,034          403         (20,554)  137,401
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Share of sales by joint ventures              543             -          331            -            -               -       874
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Equity accounted income                       441           112          182          100           58               -       893
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------

Total replacement cost
operating profit (loss)                    10,720           386        3,194          195         (348)              -    14,147
Exceptional items                             280            (1)         453         (167)           8               -       573
Inventory holding gains
(losses)                                       (1)          (61)        (445)         (96)           -               -      (603)
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Historical cost profit (loss)
before interest and tax                    10,999           324        3,202          (68)        (340)              -    14,117
                                    ------------- ------------- ------------ ------------ ------------ --------------- ---------
Capital expenditure and
acquisitions                                6,708           191        1,299        1,332          166               -     9,696

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


12. Business and geographical analysis (concluded)


                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                  ---------- --------- ---------- ---------    ------------- ----------
                                                                           ($ million)
Nine months ended September 30, 2002
Group turnover   -third parties                       24,900    28,724     56,411    18,964                -    128,999
                 -sales between areas                 10,764     6,074      1,397     4,592          (22,827)         -
                                                  ---------- --------- ---------- ---------    ------------- ----------
                                                      35,664    34,798     57,808    23,556          (22,827)   128,999
                                                  ---------- --------- ---------- ---------    ------------- ----------

Share of sales by joint ventures
                                                         107       323        181       576                -      1,187
                                                  ---------- --------- ---------- ---------    ------------- ----------
Equity accounted income                                   (4)      138        191       393                -        718
                                                  ---------- --------- ---------- ---------    ------------- ----------

Total replacement cost operating profit                  903     1,532      1,933     2,697                -      7,065
Exceptional items                                        (51)    1,637        534       (59)               -      2,061
Inventory holding gains (losses)                         101       310        804        88                -      1,303
                                                  ---------- --------- ---------- ---------    ------------- ----------
Historical  cost profit  before  interest and            953     3,479      3,271     2,726                -     10,429
tax
                                                  ---------- --------- ---------- ---------    ------------- ----------

Capital expenditure and acquisitions                   1,203     6,158      4,387     3,275                -     15,023

Nine months ended September 30, 2001
Group turnover   -third parties                       26,168    22,025     67,772    21,436                -    137,401
                 -sales between areas                 10,018     6,019        885     5,190          (22,112)         -
                                                  ---------- --------- ---------- ---------    ------------- ----------
                                                      36,186    28,044     68,657    26,626          (22,112)   137,401
                                                  ---------- --------- ---------- ---------    ------------- ----------

Share of sales by joint ventures                           -         -        236       638                -        874
                                                  ---------- --------- ---------- ---------    ------------- ----------
Equity accounted income                                    5       162        222       504                -        893
                                                  ---------- --------- ---------- ---------    ------------- ----------

Total replacement cost operating profit                2,293     1,426      6,725     3,703                -     14,147
Exceptional items                                        (78)       (7)       364       294                -        573
Inventory holding gains (losses)                         (98)     (106)      (376)      (23)               -       (603)
                                                  ---------- --------- ---------- ---------    ------------- ----------
Historical  cost profit  before  interest and          2,117     1,313      6,713     3,974                -     14,117
tax
                                                  ---------- --------- ---------- ---------    ------------- ----------

Capital expenditure and acquisitions                   1,383     1,078      4,402     2,833                -      9,696

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                               Three months ended             Nine months ended
                                                                  September 30                  September 30
                                                                  (Unaudited)                    (Unaudited)
                                                              2002            2001           2002           2001
                                                           -----------------------      ------------------------
                                                                                ($ million)
13.  Analysis of changes in net debt
     Opening balance
     Finance debt                                           21,409          20,498         21,417         21,190
     Less:   Cash                                            1,284           1,103          1,358          1,170
             Current asset investments                         285             563            450            661
                                                           -------        --------       --------        -------
     Opening net debt                                       19,840          18,832         19,609         19,359
                                                           -------        --------       --------        -------
     Closing balance
     Finance debt                                           22,276          20,474         22,276         20,474
     Less:   Cash                                            1,005           1,438          1,005          1,438
             Current asset investments                         285             519            285            519
                                                           -------        --------       --------        -------
     Closing net debt                                       20,986          18,517         20,986         18,517
                                                           -------        --------       --------        -------
     (Increase) decrease in net debt                        (1,146)            315         (1,377)           842
                                                           =======        ========       ========        =======

     Movement in cash/bank overdrafts                         (272)            319           (406)           304
     (Decrease) increase in current asset investments          (32)            (43)          (164)          (145)
     Net cash (inflow) outflow from financing
     (excluding share capital)                                (914)            278         (1,057)           813
     Partnership interests exchanged for BP loan notes           -               -          1,135              -
     Other movements                                            13            (102)            57            (20)
     Debt acquired                                               -               -           (999)           (47)
                                                           -------        --------       --------        -------
     Movements in net debt before exchange effects          (1,205)            452         (1,434)           905
     Exchange adjustments                                       59            (137)            57            (63)
                                                           -------        --------       --------        -------
     (Increase) decrease in net debt                        (1,146)            315         (1,377)           842
                                                           =======        ========       ========        =======


14.  Movement in BP shareholders' interest                                                $ million
                                                                                         (Unaudited)

     Balance at December 31, 2001                                                           74,367
     Prior year adjustment - change in accounting policy (see Note 2)                       (9,206)
                                                                                           -------

     As restated                                                                            65,161
     Profit for the period                                                                   6,171
     Distribution to shareholders                                                           (3,977)
     Currency translation differences                                                        1,864
     Employee share schemes                                                                    178
     Share buyback                                                                            (750)
                                                                                           -------
     Balance at September 30, 2002                                                          68,647
                                                                                           =======

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles


     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to certain oil and natural gas activities and undivided interests in pipelines. US GAAP permits these activities to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, inventory holding gains or losses, interest expense and taxation of associated undertakings and joint ventures. In addition the turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, inventory holding gains or losses, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.


                                                 Three months ended September 30, 2002
                                                               (Unaudited)
                                             --------------------------------------------
                                                    As                             US GAAP
   Increase (decrease) in caption heading     Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Other income                                    151                  76            227
   Share of profits of JVs
     and associated undertakings                   175                (175)             -
   Exceptional items before taxation             1,794                   2          1,796
   Inventory holding gains (losses)                305                   -            305
   Interest expense                                300                 (34)           266
   Taxation                                        713                 (63)           650
   Profit for the period                         2,835                   -          2,835



                                                  Nine months ended September 30, 2002
                                                              (Unaudited)
                                              --------------------------------------------
                                                    As                             US GAAP
   Increase (decrease) in caption heading     Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Other income                                    423                 421             844
   Share of profits of JVs and
     associated undertakings                       718                (718)              -
   Exceptional items before taxation             2,061                   -           2,061
   Inventory holding gains (losses)              1,303                   2           1,305
   Interest expense                                947                (108)            839
   Taxation                                      3,217                (187)          3,030
   Profit for the period                         6,171                   -           6,171

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (i)  Group consolidation (concluded)

                                                  Three months ended September 30, 2001
                                                              (Unaudited)
                                              --------------------------------------------
                                                    As                             US GAAP
   Increase (decrease) in caption heading     Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Other income                                    179                 164             343
   Share of profits of JVs and
     associated undertakings                       280                (280)              -
   Exceptional items before taxation               184                   -             184
   Inventory holding gains (losses)               (405)                  2            (403)
   Interest expense                                369                 (49)            320
   Taxation                                      1,540                 (65)          1,475
   Profit for the period                         1,588                   -           1,588


                                                  Nine months ended September 30, 2001
                                                              (Unaudited)
                                              --------------------------------------------
                                                    As                             US GAAP
   Increase (decrease) in caption heading     Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Other income                                    486                 524          1,010
   Share of profits of JVs and                     893                (893)             -
     associated undertakings
   Exceptional items before taxation               573                   1            574
   Inventory holding gains (losses)               (603)                  1           (602)
   Interest expense                              1,256                (158)         1,098
   Taxation                                      5,664                (209)         5,455
   Profit for the period                         7,159                   -          7,159

     (ii) Income statement

          The income statement prepared under UK GAAP shows sub-totals for replacement cost profit before interest and tax, historical cost profit before interest and tax and profit after taxation. These line items are not recognized under US GAAP.

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (iii) Turnover

          In addition to the risk management activities related to equity crude disposal, refinery supply and marketing, BP's supply and trading organization undertakes trading in the full range of conventional derivative financial and commodity instruments and physical cargoes available in the oil markets. The Group also uses financial and commodity derivatives to manage certain of its exposures to price fluctuations on natural gas and power transactions. For BP's reporting under UK GAAP, contracts for the sale and purchase of crude oil, refined products, natural gas and power, which are held for trading purposes and marked-to-market, that are capable of physical settlement are reported on a gross basis as turnover for sales and cost of sales for purchases.

          The BP entities that engage in oil trading, natural gas trading and certain gas supply and marketing arrangements and power trading are categorized as energy trading activities as defined by FASB Emerging Issues Task Force (EITF) Abstract 98-10 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' and consequently all their activities are marked-to-market for the group's UK and US GAAP reporting.

          In June 2002, the EITF reached a consensus with regards to EITF Issue No. 02-3, 'Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"' (EITF 02-3). Under this consensus, among other things, all gains and losses (realized and unrealized) on energy trading contracts are shown net in the income statement, irrespective of whether the contract is physically or financially settled. The consensus is effective for financial statements issued for interim periods ending after July 15, 2002, with prior periods restated.

          The EITF is still discussing issues regarding the reporting of energy trading activities which could lead to further changes and amendments to the information disclosed by the Group.

          This change in accounting classification to accord with US GAAP has no impact on profit for the period or on BP shareholders' interest as adjusted to accord with US GAAP.

          The adjustments to Group turnover and replacement cost of sales for the three months and nine months ended September 30, 2002 and 2001 to accord with US GAAP are summarized below.

                                                  Three months ended September 30, 2002
                                                              (Unaudited)
                                              --------------------------------------------
                                                    As                             US GAAP
   Increase (decrease) in caption heading     Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Group turnover                               49,054             (14,456)         34,598
   Replacement cost of sales                    43,940             (14,456)         29,484
   Profit for the period                         2,835                   -           2,835

                                                  Nine months ended September 30, 2002
                                                              (Unaudited)
                                              --------------------------------------------
                                                    As                             US GAAP
                                              Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Group turnover                              128,999             (38,225)         90,774
   Replacement cost of sales                   112,670             (38,225)         74,445
   Profit for the period                         6,171                   -           6,171

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

    (iii) Turnover (concluded)

                                                  Three months ended September 30, 2001
                                                              (Unaudited)
                                              --------------------------------------------
                                                    As                             US GAAP
                                              Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Group turnover                               43,580             (14,241)         29,339
   Replacement cost of sales                    37,208             (14,241)         22,967
   Profit for the period                         1,588                   -           1,588

                                                  Nine months ended September 30, 2001
                                                              (Unaudited)
                                              --------------------------------------------
                                                    As                             US GAAP
                                              Reported    Reclassification    Presentation
                                              --------------------------------------------
                                                            ($ million)
   Consolidated statement of income
   Group turnover                              137,401             (42,775)         94,626
   Replacement cost of sales                   115,102             (42,775)         72,327
   Profit for the period                         7,159                   -           7,159

     (iv) Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or sale or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

     (v)  Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                            Three months ended    Nine months ended
                                                                September 30         September 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                              380           279      670         846
      Taxation                                              (321)         (517)    (495)     (1,189)
      Profit for the period                                  (59)          238     (175)        343
                                                        ========      ======== ========    ========

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Tangible assets                                                        6,948            7,032
      Deferred taxation                                                      6,882            6,789
      BP shareholders' interest                                                 66              243
                                                                         =========         ========

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

     15.  US generally accepted accounting principles - continued

          (vi) Provisions

               UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities. Under US GAAP (i) environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable and (ii) provisions for decommissioning are provided on a unit-of-production basis over field lives; there is no corresponding tangible fixed asset.

               The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                            Three months ended     Nine months ended
                                                                September 30         September 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                               61            96      170         253
      Interest expense                                       (43)          (47)    (128)       (150)
      Taxation                                                (8)          (20)     (24)        (68)
      Profit for the period                                  (10)          (29)     (18)        (35)
                                                        ========      ======== ========    ========


                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Tangible assets                                                         (877)           (785)
      Provisions                                                               772             780
      Deferred taxation                                                       (540)           (511)
      BP shareholders' interest                                             (1,109)         (1,054)
                                                                          ========        ========

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (vii)Sale and leaseback

          The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction.

          A provision was recognized under UK GAAP in 1999 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision has been reversed for US GAAP. A further provision has been recognized in 2002 under UK GAAP, which has also been reversed for US GAAP.

          Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

          The adjustments to profit for the year and BP shareholders' interest to accord with US GAAP are summarized below.

                                                            Three months ended     Nine months ended
                                                                September 30         September 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                              (51)            8     (44)          45
      Taxation                                                18            (4)     16           (2)
      Profit for the period                                   33            (4)     28          (43)
                                                        ========      ======== ========    ========

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Tangible assets                                                          164             171
      Other accounts payable and accrued liabilities                            27              30
      Provisions                                                              (116)            (65)
      Finance debt                                                             413             413
      Deferred taxation                                                        (55)            (73)
      BP shareholders' interest                                               (105)           (134)
                                                                          ========        ========

     (viii)Goodwill and intangible assets

          Various differences in the basis for determining goodwill between UK and US GAAP result in goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          On January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 142 `Goodwill and Other Intangible Assets' (SFAS 142) for US GAAP reporting. This standard eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life continue to be amortized over their estimated useful lives. Amortization of goodwill charged to income under UK GAAP has been reversed for US GAAP.

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15. US generally accepted accounting principles - continued

     (viii)Goodwill and intangible assets (continued)

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                            Three months ended     Nine months ended
                                                                September 30         September 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                             (334)         (15)    (977)         (45)
      Taxation                                                 -            -        -            -
      Profit for the period                                  334           15      977           45
                                                        ========      ======== ========    ========

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Intangible assets                                                       (422)         (1,414)
      Deferred taxation                                                          -               -
      BP shareholders' interest                                               (422)         (1,414)
                                                                          ========        ========

          Profit for the period, as adjusted to accord with US GAAP, for the three month and nine month periods ended September 30, 2001, adjusted to exclude amortization of goodwill no longer being amortized pursuant to SFAS 142 is shown below.

                                                            Three months ended     Nine months ended
                                                            September 30, 2001    September 30, 2001
                                                                (Unaudited)           (Unaudited)
                                                            ------------------    ------------------
                                                                           ($ million)

      Profit for the period as adjusted to accord with
      US GAAP, as reported                                               1,417                 6,938
      Add back goodwill amortization                                       295                   916
                                                                       -------                ------
      Profit for the period as adjusted to
      accord with US GAAP, as adjusted                                   1,712                 7,854
                                                                       -------                ------

      Per ordinary share - cents
         Basic - as reported                                              6.32                 30.91
         Adjustment                                                       1.32                  4.08
                                                                       -------                ------
         Basic - as adjusted                                              7.64                 34.99
                                                                       -------                ------

         Diluted - as reported                                            6.29                 30.71
         Adjustment                                                       1.31                  4.05
                                                                       -------                ------
         Diluted - as adjusted                                            7.60                 34.76
                                                                       -------                ------

      Per American Depositary Share - cents
         Basic - as reported                                             37.92                185.46
         Adjustment                                                       7.92                 24.48
                                                                       -------                ------
         Basic - as adjusted                                             45.84                209.94
                                                                       -------                ------

         Diluted - as reported                                           37.74                184.26
         Adjustment                                                       7.86                 24.30
                                                                       -------                ------
         Diluted - as adjusted                                           45.60                208.56
                                                                       -------                ------

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (viii)Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended September 30, 2002 are shown below.

                              Exploration                      Other
                              expenditure     Goodwill   intangibles     Total
                              ------------------------------------------------
                                               ($ million)
Net book amount
At January 1, 2002                  5,334        9,453           288     15,075
Amortization expense                 (261)           -           (53)      (314)
Other movements                       219          225           275        719
                                    -------------------------------------------
At September 30, 2002               5,292        9,678           510     15,480
                                    ===========================================

          Amortization expense relating to other intangibles is expected to be in the range $60-$100 million in each of the succeeding five years.

          During the second quarter of 2002 the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. The first step includes a comparison of the fair value of a reporting unit to its carrying value, including goodwill. Where the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the second step is then completed in order to measure the impairment loss, if any. No impairment charge resulted from this review.

     (ix) Derivative financial instruments and hedging activities

          On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

          SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre-tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax). Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for those contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. On the basis of SFAS 133 Implementation Issue C11, these contracts have been marked to market with effect from July 1, 2001.

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (ix) Derivative financial instruments and hedging activities (concluded)

                                                            Three months ended     Nine months ended
                                                                September 30         September 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                               71            73     (896)        271
      Taxation                                               (14)          (25)     332         (95)
      Profit for the  period  before cumulative
      effect of accounting change                            (57)          (48)     564        (176)
      Cumulative effect of accounting
      change, net of taxation                                  -          (344)       -        (362)
      Profit for the period                                  (57)         (392)     564        (538)
                                                        ========      ======== ========    ========

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Accounts payable and accrued liabilities                                 142           1,038
      Deferred taxation                                                        (31)           (363)
      BP shareholders' interest                                               (111)           (675)
                                                                          ========         ========

     (x)  Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in the fourth quarter of 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition at fair value which gives rise to a pre-tax gain on disposal of $242 million ($157 million after tax).

          The adjustments to profit for the year and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                            Three months ended     Nine months ended
                                                                September 30         September 30
      Increase (decrease) in caption heading                   (Unaudited)            (Unaudited)
                                                            2002          2001     2002        2001
                                                          --------------------     ----------------
                                                                           ($ million)
      Replacement cost of sales                                6             -       21           -
      Taxation                                                (2)            -       (7)          -
      Profit for the period                                   (4)            -      (14)          -
                                                        ========      ======== ========    ========

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Intangible assets                                                        172             188
      Accounts payable and accrued liabilities                                 (52)            (54)
      Deferred taxation                                                         78              85
      BP shareholders' interest                                                146             157
                                                                          ========        ========

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15. US generally accepted accounting principles - continued

     (xi) Ordinary shares held for future awards to employees

          Under UK GAAP, Company shares held by an Employee Share Ownership Plan to meet future requirements of employee share schemes are recorded in the balance sheet as Fixed assets -- investments. Under US GAAP, such shares are recorded in the balance sheet as a reduction of shareholders' interest.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Fixed assets - Investments                                              (188)           (266)
      BP shareholders' interest                                               (188)           (266)
                                                                          ========        ========

     (xii)Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Other accounts payable and accrued liabilities                        (1,340)         (1,288)
      BP shareholders' interest                                              1,340           1,288
                                                                          ========        ========

     (xiii)Investments

          Under UK GAAP the Group's equity investments in Lukoil, Sinopec and PetroChina are held for the long term and reported as fixed asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Fixed assets - Investments                                               169              (3)
      Deferred taxation                                                         59              (1)
      BP shareholders' interest                                                110              (2)
                                                                          ========        ========

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (xiv)Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

          The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                             At             At
                                                                        September 30,  December 31,
                                                                            2002           2001
                                                                        (Unaudited)
                                                                         ---------      -----------
                                                                                 ($ million)
      Intangible assets                                                        112             112
      Other receivables falling due after more than one year                (1,015)         (1,015)
      year
      Noncurrent liabilities - accounts payable accrued liabilities            548             548
      Deferred taxation                                                       (509)           (509)
      BP shareholders' interest                                               (942)           (942)
                                                                          ========        ========

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the year and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     These results are stated using the first-in first-out method of inventory valuation.

     Profit for the period                                       Three months ended        Nine months ended
                                                                    September 30             September 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001(a)     2002        2001(a)
                                                                 ------------------        ----------------
                                                                                  ($ million)
   Profit as reported in the consolidated
   statement of income                                          2,835         1,588       6,171       7,159

   Adjustments:
   Deferred taxation/business combinations (v)                    (59)          238        (175)        343
   Provisions (vi)                                                (10)          (29)        (18)        (35)
   Sale and leaseback (vii)                                        33            (4)         28         (43)
   Goodwill (viii)                                                334            15         977          45
   Derivative financial instruments (ix)                          (57)          (48)        564        (176)
   Gain arising on asset exchange (x)                              (4)            -         (14)          -
   Other                                                            2             1           8           7
                                                               ------        ------      ------      ------
                                                                  239           173       1,370         141
                                                               ------        ------      ------      ------
   Profit for the period before cumulative effect
   of accounting change as adjusted to accord with US GAAP      3,074         1,761       7,541       7,300

   Cumulative effect of accounting change:
      Derivative financial instruments (ix)                         -          (344)          -        (362)
                                                               ------        ------      ------      ------
   Profit for the period as adjusted  to accord with US GAAP    3,074         1,417       7,541       6,938
                                                              =======       =======     =======     =======
   Profit for the period as adjusted:
   Per ordinary share - cents
      Basic - before cumulative effect of accounting change     13.72          7.85       33.64       32.52
      Cumulative effect of accounting change                        -         (1.53)          -       (1.61)
                                                               ------        ------      ------      ------
                                                                13.72          6.32       33.64       30.91
                                                               ------        ------      ------      ------
      Diluted - before cumulative effect of
      accounting change                                         13.66          7.81       33.47       32.31
      Cumulative effect of accounting change                        -         (1.52)          -       (1.60)
                                                               ------        ------      ------      ------
                                                                13.66          6.29       33.47       30.71
                                                               ------        ------      ------      ------
   Per American Depositary Share - cents (b)
      Basic - before cumulative effect of accounting change     82.32         47.10      201.84      195.12
      Cumulative effect of accounting change                        -         (9.18)          -       (9.66)
                                                               ------        ------      ------      ------
                                                                82.32         37.92      201.84      185.46
                                                               ------        ------      ------      ------

      Diluted - before cumulative effect of
      accounting change                                         81.96         46.86      200.82      193.86
      Cumulative effect of accounting change                        -         (9.12)          -       (9.60)
                                                               ------        ------      ------      ------
                                                                81.96         37.74      200.82      184.26
                                                               ------        ------      ------      ------

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued


   BP shareholders' interest              September 30, 2002   December 31, 2001 (a)
                                             (Unaudited)
                                          --------------------------------------
                                                         ($ million)
BP shareholders' interest as reported
in the consolidated balance sheet                    68,647               65,161

Adjustments:
  Deferred taxation/business combinations (v)            66                  243
  Provisions (vi)                                    (1,109)              (1,054)
  Sale and leaseback (vii)                             (105)                (134)
  Goodwill (viii)                                      (422)              (1,414)
  Derivative financial instruments (ix)                (111)                (675)
  Gain arising on asset exchange (x)                    146                  157
  Ordinary shares held for future
  awards to employees  (xi)                            (188)                (266)
  Dividends (xii)                                     1,340                1,288
  Investments (xiii)                                    110                   (2)
  Additional  minimum pension liability (xiv)          (942)                (942)
  Other                                                 (47)                 (40)
                                                    -------              -------
                                                     (1,262)              (2,839)
                                                    -------              -------
BP shareholders' interest as adjusted
to accord with US GAAP                               67,385               62,322
                                                    =======              =======

(a) The profit reported under UK GAAP for the three month and nine month periods ended September 30, 2001 and BP shareholders' interest reported under UK GAAP at December 31, 2001 have been restated to reflect the adoption of FRS 19. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit and BP shareholders' interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 19.

(b)  One American Depositary Share is equivalent to six ordinary shares.

     Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                           Three months ended        Nine months ended
                                              September 30              September 30
                                              (Unaudited)               (Unaudited)
                                           2002         2001         2002         2001
                                     ------------------------  -----------------------
                                                     (shares thousands)
   Weighted average number of
     ordinary shares                 22,408,297   22,425,374   22,412,655   22,449,041
   Ordinary shares issuable under
     employee share schemes              96,998      133,365      113,159      141,945
                                     ----------   ----------   ----------   ----------
                                     22,505,295   22,558,739   22,525,814   22,590,986
                                     ==========   ==========   ==========   ==========

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                 Three months ended        Nine months ended
                                                                    September 30             September 30
                                                                    (Unaudited)               (Unaudited)
                                                                 2002          2001(a)     2002        2001(a)
                                                                 ------------------        ----------------
                                                                                  ($ million)
   Profit for the period as adjusted to accord
   with US GAAP                                                 3,074         1,417       7,541       6,938
   Currency translation differences                               279         1,007       1,864        (592)
   Derivative financial instruments                                 -            (7)          -           8
   Net unrealized gain on investments                             (69)         (195)        112          74
   Additional minimum pension liability                             -             -           -           -
                                                               ------        ------      ------      ------
   Comprehensive income                                         3,284         2,222       9,517       6,428
                                                               ======        ======      ======      ======

     Accumulated other  comprehensive  income at September 30, 2002 and December
     31,  2001  comprised   losses  of  $3,758   million  and  $5,734   million,
     respectively.

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                       Three months ended      Nine months ended
                                                                          September 30             September 30
                                                                           (Unaudited)             (Unaudited)
                                                                        2002        2001        2002        2001
                                                                       -----------------       -----------------
                                                                                      ($ million)
     Operating activities
     Profit after taxation                                             2,843       1,600       6,265       7,197
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                                 3,506       2,104       7,886       6,401
     Exploration expenditure written off                                  55          23         261         153
     Share of profits of joint ventures and associated
     undertakings less dividends received                                 51          17          11          (8)
     (Profit) loss on sale of businesses and fixed assets             (1,796)       (184)     (2,061)       (573)
     Working capital movement (a)                                     (1,002)        561      (2,323)       (768)
     Deferred Taxation                                                   250         334       1,181       1,083
     Other                                                              (191)       (151)       (247)        (53)
                                                                     -------     -------     -------     -------
     Net cash provided by operating activities                         3,716       4,304      10,973      13,432
                                                                     -------     -------     -------     -------

     Investing activities
     Capital expenditures                                             (3,007)     (2,952)     (8,639)     (8,600)
     Acquisitions, net of cash acquired                               (2,607)        (48)     (4,296)       (608)
     Investment in associated undertakings                              (125)       (139)       (756)       (407)
     Net investment in joint ventures                                    (23)       (144)       (137)       (277)
     Proceeds from disposal of assets                                  2,881       1,131       5,752       2,057
                                                                     -------     -------     -------     -------
     Net cash used in investing activities                            (2,881)     (2,152)     (8,076)     (7,835)
                                                                     -------     -------     -------     -------

     Financing activities
     Proceeds from shares issued (repurchased)                          (695)       (352)       (572)     (1,014)
     Proceeds from long-term financing                                   558           7       3,056       1,029
     Repayments of long-term financing                                  (567)       (988)     (1,464)     (2,168)
     Net decrease (increase) in short-term debt                          923         703        (535)        326
     Dividends paid - BP Shareholders                                 (1,346)     (1,235)     (3,924)     (3,595)
                    - Minority shareholders                              (13)        (11)        (29)        (16)
                                                                     -------     -------     -------     -------
     Net cash used in financing activities                            (1,140)     (1,876)     (3,468)     (5,438)
                                                                     -------     -------     -------     -------
     Currency translation differences relating to cash
     and cash equivalents                                                 26          15          53         (33)
                                                                     -------     -------     -------     -------
     Increase (decrease) in cash and cash equivalents                   (279)        291        (518)        126
     Cash and cash equivalents at beginning of period                  1,569       1,666       1,808       1,831
                                                                     -------     -------     -------     -------
     Cash and cash equivalents at end of period                        1,290       1,957       1,290       1,957
                                                                     =======     =======     =======     =======

     (a)  Working capital:
     Inventories (increase) decrease                                    (155)        135      (1,458)        122
     Receivables (increase) decrease                                    (345)      2,249      (2,479)        703
     Current liabilities - excluding finance debt
     increase (decrease)                                                (502)     (1,823)      1,614      (1,593)
                                                                     -------     -------     -------     -------
                                                                      (1,002)        561      (2,323)       (768)
                                                                     =======     =======     =======     =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     Impact of new US accounting standards

     New US accounting standards adopted: The Group has adopted Statement of Financial Accounting Standards No. 141 `Business Combinations' (SFAS 141) for US GAAP reporting with effect from January 1, 2002. Under SFAS 141, the pooling of interest method of accounting is no longer permitted. Also on January 1, 2002 the Group adopted Statement of Financial Accounting Standards No. 144 `Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date.

     The adoption of SFAS 141 and SFAS 144 had no impact on profit, as adjusted to accord with US GAAP, for the three month and nine month periods ended September 30, 2002 or on BP shareholders' interest, as adjusted to accord with US GAAP, at September 30, 2002.

     Asset retirement obligations: In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 `Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Costs associated with exit or disposal activities: In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 `Accounting for Costs Associated with Exit or Disposal Activities' (SFAS 146). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized only when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS 146 requires that the liability be initially measured at fair value. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not yet determined the effect of adopting SFAS 146 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

     Contracts involved in energy trading activities: In October 2002, the EITF reached a consensus which rescinded EITF Issue No. 98-10, 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10). As a result of this consensus, all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) that are accounted for at fair value pursuant to EITF 98-10 will no longer be accounted for at fair value upon application of the consensus. Rather, such contracts will be accounted for as executory contacts on an accrual basis.

     The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to existing contracts is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

     For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement. The Company has not yet determined the effect of adopting this consensus on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - concluded

     Impact of new UK accounting standards

     Retirement benefits: In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. The Company has not yet completed its evaluation of the impact of adopting FRS 17 on the Group's results of operations, and there will be no significant effect on the Group's financial position.

     In July 2002, the UK Accounting Standards Board issued a proposed amendment to FRS17, which would defer full adoption until January 1, 2005.

     Impact of international accounting standards

     In June 2002, the European Union Council of Ministers adopted a Regulation which would require the Group to prepare its primary consolidated financial statements in accordance with International Accounting Standards (IAS) beginning January 1, 2005, with restatement of prior periods presented. IAS differ in several respects from UK and US GAAP. In addition, significant revisions to IAS are currently being contemplated and other revisions may be adopted prior to January 1, 2005. The Group has not determined the effects of adopting IAS.

16.  Condensed consolidating information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2002

Turnover                                            635               -           49,558                 (635)     49,558
Less: Joint ventures                                  -               -              504                    -         504
                                                 ------          ------           ------               ------      ------

Group turnover                                      635               -           49,054                 (635)     49,054
Replacement cost of sales                           427               -           44,159                 (646)     43,940
Production taxes                                     49               -              301                    -         350
                                                 ------          ------           ------               ------      ------

Gross profit                                        159               -            4,594                   11       4,764
Distribution and administration expenses              -              77            3,137                    -       3,214
Exploration expense                                   3               -              116                    -         119
                                                 ------          ------           ------               ------      ------

                                                    156             (77)           1,341                   11       1,431
Other income                                          5             192               92                 (138)        151
                                                 ------          ------           ------               ------      ------

Group replacement cost operating profit             161             115            1,433                 (127)      1,582
Share of profits of joint ventures                    -               -              104                    -         104
Share of profits of associated undertakings           -               -               71                    -          71
Equity accounted income of subsidiaries              45           1,761                -               (1,806)          -
                                                 ------          ------           ------               ------      ------

Total replacement cost operating profit             206           1,876            1,608               (1,933)      1,757
Profit (loss) on sale of fixed assets
  and businesses or termination of operations         -           1,794            1,769               (1,769)      1,794
                                                 ------          ------           ------               ------      ------

Replacement cost profit before
  interest and tax                                  206           3,670            3,377               (3,702)      3,551
Inventory holding gains (losses)                      4             305              305                 (309)        305
                                                 ------          ------           ------               ------      ------

Historical cost profit before
  interest and tax                                  210           3,975            3,682               (4,011)      3,856
Interest expense                                     23             427              416                 (566)        300
                                                 ------          ------           ------               ------      ------

Profit before taxation                              187           3,548            3,266               (3,445)      3,556
Taxation                                             55             713              666                 (721)        713
                                                 ------          ------           ------               ------      ------

Profit after taxation                               132           2,835            2,600               (2,724)      2,843
Minority shareholders' interest                       -               -                8                    -           8
                                                 ------          ------           ------               ------      ------
Profit for the period                               132           2,835            2,592               (2,724)      2,835
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2002

Profit as reported                                  132           2,835            2,592                (2,724)     2,835

Adjustments:

   Deferred taxation/business combinations          (32)            (59)             (39)                  71         (59)
   Provisions                                        10             (10)             (20)                  10         (10)
   Sale and leaseback                                 -              33               33                  (33)         33
   Goodwill                                           -             334              334                 (334)        334
   Derivative financial instruments                   -             (57)             (57)                  57         (57)
   Gain arising on asset exchange                     -              (4)              (4)                   4          (4)
   Other                                              -               2                2                   (2)          2
                                                 ------          ------           ------               ------      ------
Profit for the period as adjusted
  to accord with US GAAP                            110           3,074            2,841               (2,951)      3,074
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2001

Turnover                                            300               -           43,886                 (300)     43,886
Less: Joint ventures                                  -               -              306                    -         306
                                                 ------          ------           ------               ------      ------
Group turnover                                      300               -           43,580                 (300)     43,580
Replacement cost of sales                           231               -           37,286                 (309)     37,208
Production taxes                                     44               -              293                    -         337
                                                 ------          ------           ------               ------      ------

Gross profit                                         25               -            6,001                    9       6,035
Distribution and administration expenses              -              (2)           2,680                    -       2,678
Exploration expense                                   5               -               81                    -          86
                                                 ------          ------           ------               ------      ------
                                                     20               2            3,240                    9       3,271

Other income                                          -             368              178                 (367)        179
                                                 ------          ------           ------               ------      ------

Group replacement cost operating profit              20             370            3,418                 (358)      3,450
Share of profits of joint ventures                    -               -              125                    -         125
Share of profits of associated undertakings           -               -              155                    -         155
Equity accounted income of subsidiaries             337           3,714                -               (4,051)          -
                                                 ------          ------           ------               ------      ------

Total replacement cost operating profit             357           4,084            3,698               (4,409)      3,730
Profit (loss) on sale of fixed assets
  and businesses or termination of operations         -             184              184                 (184)        184
                                                 ------          ------           ------               ------      ------

Replacement cost profit before
  interest and tax                                  357           4,268            3,882               (4,593)      3,914
Inventory holding gains (losses)                     (6)           (405)            (405)                 411        (405)
                                                 ------          ------           ------               ------      ------

Historical cost profit before
  interest and tax                                  351           3,863            3,477               (4,182)      3,509
Interest expense                                      8             735              741               (1,115)        369
                                                 ------          ------           ------               ------      ------

Profit before taxation                              343           3,128            2,736               (3,067)      3,140
Taxation                                             45           1,540            1,581               (1,626)      1,540
                                                 ------          ------           ------               ------      ------

Profit after taxation                               298           1,588            1,155               (1,441)      1,600
Minority shareholders' interest                      -                -               12                    -          12
                                                 ------          ------           ------               ------      ------
Profit for the period                               298           1,588            1,143               (1,441)      1,588
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2001

Profit as reported                                  298           1,588            1,143               (1,441)      1,588

Adjustments:

   Deferred taxation/business combinations           (4)            238              224                 (220)        238
   Provisions                                        (1)            (29)             (29)                  30         (29)
   Sale and leaseback                                 -              (4)              (4)                   4          (4)
   Goodwill                                           -              15               15                  (15)         15
   Derivative financial instruments                   -             (48)             (48)                  48         (48)
   Gain arising on asset exchange                     -               -                -                    -           -
   Other                                              -               1                1                   (1)          1
                                                 ------          ------           ------               ------      ------

Profit for the period before cumulative
  effect of accounting change as adjusted
  to accord with US GAAP                            293           1,761            1,302               (1,595)      1,761

    Cumulative effect of accounting change:
    Derivative financial instruments                  -            (344)            (344)                 344        (344)
                                                 ------          ------           ------               ------      ------
Profit for the period as adjusted to
  accord with US GAAP                               293           1,417              958               (1,251)      1,417
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2002

Turnover                                          1,729               -          130,122               (1,665)    130,186
Less: Joint ventures                                  -               -            1,187                    -       1,187
                                                 ------          ------           ------               ------      ------

Group turnover                                    1,729               -          128,935               (1,665)    128,999
Replacement cost of sales                         1,047               -          113,318               (1,695)    112,670
Production taxes                                    146               -              766                    -         912
                                                 ------          ------           ------               ------      ------

Gross profit                                        536               -           14,851                   30      15,417
Distribution and administration expenses              -             403            8,625                    -       9,028
Exploration expense                                  16               -              449                    -         465
                                                 ------          ------           ------               ------      ------

                                                    520            (403)           5,777                   30       5,924
Other income                                         26             500              254                 (357)        423
                                                 ------          ------           ------               ------      ------

Group replacement cost operating profit             546              97            6,031                 (327)      6,347
Share of profits of joint ventures                    -               -              263                    -         263
Share of profits of associated undertakings           -               -              455                    -         455
Equity accounted income of subsidiaries             145           7,201                -               (7,346)          -
                                                 ------          ------           ------               ------      ------

Total replacement cost operating profit             691           7,298            6,749               (7,673)      7,065
Profit (loss) on sale of fixed assets
  and businesses or termination of operations         -           2,898            2,873               (3,710)      2,061
                                                 ------          ------           ------               ------      ------

Replacement cost profit before
  interest and tax                                  691          10,196            9,622              (11,383)      9,126

Inventory holding gains (losses)                      9           1,303            1,303               (1,312)      1,303
                                                 ------          ------           ------               ------      ------

Historical cost profit before
  interest and tax                                  700          11,499           10,925              (12,695)     10,429
Interest expense                                     63           1,274            1,176               (1,566)        947
                                                 ------          ------           ------               ------      ------

Profit before taxation                              637          10,225            9,749              (11,129)       9,482
Taxation                                            232           3,217            3,018               (3,250)       3,217
                                                 ------          ------           ------               ------      ------

Profit after taxation                               405           7,008            6,731               (7,879)      6,265
Minority shareholders' interest                       -               -               94                    -          94
                                                 ------          ------           ------               ------      ------
Profit for the period                               405           7,008            6,637               (7,879)      6,171
                                                 ======          ======           ======               ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2002

Profit as reported                                  405           7,008            6,637               (7,879)      6,171

Adjustments:

   Deferred taxation/business combinations          (97)           (175)            (113)                 210        (175)
   Provisions                                         9             (18)             (27)                  18         (18)
   Sale and leaseback                                 -              28               28                  (28)         28
   Goodwill                                           -             977              977                 (977)        977
   Derivative financial instruments                   -             564              564                 (564)        564
   Gain arising on asset exchange                     -             (14)             (14)                  14         (14)
   Other                                              -               8                8                   (8)          8
                                                 ------          ------           ------               ------      ------
Profit for the period as adjusted
  to accord with US GAAP                            317           8,378            8,060               (9,214)      7,541
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement (continued)                 Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2001

Turnover                                          1,428               -          138,275               (1,428)    138,275
Less: Joint ventures                                  -               -              874                    -         874
                                                 ------          ------           ------               ------      ------

Group turnover                                    1,428               -          137,401               (1,428)    137,401
Replacement cost of sales                           753               -          115,801               (1,452)    115,102
Production taxes                                    153               -            1,200                    -       1,353
                                                 ------          ------           ------               ------      ------

Gross profit                                        522               -           20,400                   24      20,946
Distribution and administration expenses              -             115            7,727                    -       7,842
Exploration expense                                  17               -              319                    -         336
                                                 ------          ------           ------               ------      ------

                                                    505            (115)          12,354                   24      12,768

Other income                                          -           1,069              485               (1,068)        486
                                                 ------          ------           ------               ------      ------

Group replacement cost operating profit             505             954           12,839               (1,044)     13,254
Share of profits of joint ventures                    -               -              352                    -         352
Share of profits of associated undertakings           -               -              541                    -         541
Equity accounted income of subsidiaries             610          14,207                -              (14,817)          -
                                                 ------          ------           ------               ------      ------

Total replacement cost operating profit           1,115          15,161           13,732              (15,861)     14,147
Profit (loss) on sale of fixed assets
  and businesses or termination of operations         1             573              572                 (573)        573
                                                 ------          ------           ------               ------      ------

Replacement cost profit before
  interest and tax                                1,116          15,734           14,304              (16,434)     14,720
Inventory holding gains (losses)                    (12)           (603)            (603)                 615        (603)
                                                 ------          ------           ------               ------      ------

Historical cost profit before
  interest and tax                                1,104          15,131           13,701              (15,819)     14,117
Interest expense                                     27           2,308            2,324               (3,403)      1,256
                                                 ------          ------           ------               ------      ------

Profit before taxation                            1,077          12,823           11,377              (12,416)     12,861
Taxation                                            363           5,664            5,581               (5,944)      5,664
                                                 ------          ------           ------               ------      ------

Profit after taxation                               714           7,159            5,796               (6,472)      7,197
Minority shareholders' interest                       -               -               38                    -          38
                                                 ------          ------           ------               ------      ------
Profit for the period                               714           7,159            5,758               (6,472)      7,159
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

     Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2001

Profit as reported                                  714           7,159            5,758               (6,472)      7,159

Adjustments:

   Deferred taxation/business combinations           20             343              322                 (342)        343
   Provisions                                        (3)            (35)             (32)                  35         (35)
   Sale and leaseback                                 -             (43)             (43)                  43         (43)
   Goodwill                                           -              45               45                  (45)         45
   Derivative financial instruments                   -            (176)            (176)                 176        (176)
   Gain arising on asset exchange                     -               -                -                    -           -
   Other                                              -               7                7                   (7)          7
                                                 ------          ------           ------               ------      ------

Profit for the period before cumulative
  effect of accounting change as adjusted
  to accord with US GAAP                            731           7,300            5,881               (6,612)      7,300

    Cumulative effect of accounting change:
    Derivative financial instruments                  -            (362)            (362)                 362        (362)
                                                 ------          ------           ------               ------      ------
Profit for the period as adjusted to
  accord with US GAAP                               731           6,938            5,519               (6,250)      6,938
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Balance sheet                               (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At September 30, 2002

Fixed assets
Intangible assets                                   518               -           15,384                    -      15,902
Tangible assets                                   6,391               -           79,130                    -      85,521
Investments
   Subsidiaries - equity accounted basis          1,926          84,781                -              (86,707)          -
   Other                                              -             191           11,455                    -      11,646
                                                 ------          ------           ------               ------      ------
                                                  1,926          84,972           11,455              (86,707)     11,646
                                                 ------          ------           ------               ------      ------
Total fixed assets                                8,835          84,972          105,969              (86,707)    113,069
                                                 ------          ------           ------               ------      ------

Current assets
Inventories                                          85               -            9,832                    -       9,917
Receivables                                      16,970          22,661           52,454              (60,304)     31,781
Investments                                           -               -              285                    -         285
Cash at bank and in hand                            (11)              3            1,013                    -       1,005
                                                 ------          ------           ------               ------      ------
                                                 17,044          22,664           63,584              (60,304)     42,988
                                                 ------          ------           ------               ------      ------

Current liabilities
- falling due within one year
Finance debt                                      1,874               -           10,527               (1,819)     10,582
Accounts payable and accrued liabilities            486          12,631           34,481              (12,728)     34,870
                                                 ------          ------           ------               ------      ------
Net current assets (liabilities)                 14,684          10,033           18,576              (45,757)     (2,464)
                                                 ------          ------           ------               ------      ------

Total assets less current liabilities            23,519          95,005          124,545             (132,464)    110,605
Noncurrent liabilities

Finance debt                                          -               -           11,694                    -      11,694
Accounts payable and accrued liabilities         10,371             155           38,492              (45,757)      3,261

Provisions for liabilities and charges
Deferred taxation                                 1,707               -           11,684                    -      13,391

Other provisions                                    436             153           12,467                    -      13,056
                                                 ------          ------           ------               ------      ------
Net assets                                       11,005          94,697           50,208              (86,707)     69,203
Minority shareholders' interest                       -               -              556                    -         556
                                                 ------          ------           ------               ------      ------
BP shareholders' interest                        11,005          94,697           49,652              (86,707)     68,647
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Balance sheet (continued)                   (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At September 30, 2002

Capital and reserves
Capital shares                                    1,050           5,615                -               (1,050)      5,615
Paid in surplus                                   3,145           4,226                -               (3,145)      4,226
Merger reserve                                        -          26,332              697                    -      27,029
Other reserves                                        -             177                -                    -         177
Retained earnings                                 6,810          58,347           48,955              (82,512)     31,600
                                                 ------          ------           ------               ------      ------
                                                 11,005          94,697           49,652              (86,707)     68,647
                                                 ======          ======           ======               ======      ======


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported               11,005          94,697           49,652              (86,707)     68,647

Adjustments:

   Deferred taxation/business combinations          106              66              (29)                 (77)         66
   Provisions                                      (179)         (1,109)            (932)               1,111      (1,109)
   Sale and leaseback                                 -            (105)            (105)                 105        (105)
   Goodwill                                           -            (422)            (422)                 422        (422)
   Derivative financial instruments                   -            (111)            (111)                 111        (111)
   Gain arising on asset exchange                     -             146              146                 (146)        146
   Ordinary shares held for future
   awards to employees                                -            (188)               -                    -        (188)
   Quarterly dividend                                 -           1,340                -                    -       1,340
   Investments                                        -             110              110                 (110)        110
   Additional minimum pension liability               -            (942)            (942)                 942        (942)
   Other                                              -             (47)             (47)                  47         (47)
                                                 ------          ------           ------               ------      ------
Shareholders' interest as adjusted
  to accord with US GAAP                         10,932          93,435           47,320              (84,302)     67,385
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Balance sheet (continued)                   (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2001

Fixed assets
Intangible assets                                   489               -           16,000                    -      16,489
Tangible assets                                   6,418               -           70,992                    -      77,410
Investments
   Subsidiaries - equity accounted basis          1,846          76,877                -              (78,723)          -
   Other                                              -             269           11,694                    -      11,963
                                                 ------          ------           ------               ------      ------
                                                  1,846          77,146           11,694              (78,723)     11,963
                                                 ------          ------           ------               ------      ------
Total fixed assets                                8,753          77,146           98,686              (78,723)    105,862
                                                 ------          ------           ------               ------      ------
Current assets
Inventories                                          92               -            7,539                    -       7,631
Receivables                                      15,333          21,272           41,858              (51,794)     26,669
Investments                                           -               -              450                    -         450
Cash at bank and in hand                            (29)              3            1,384                    -       1,358
                                                 ------          ------           ------               ------      ------
                                                 15,396          21,275           51,231              (51,794)     36,108
                                                 ------          ------           ------               ------      ------
Current liabilities - falling due within
  one year
Finance debt                                        406               -            9,035                 (351)      9,090
Accounts payable and accrued liabilities            260           7,642           27,797               (7,175)     28,524
                                                 ------          ------           ------               ------      ------
Net current assets (liabilities)                 14,730          13,633           14,399              (44,268)     (1,506)
                                                 ------          ------           ------               ------      ------
Total assets less current liabilities            23,483          90,779          113,085             (122,991)    104,356
Noncurrent liabilities
Finance debt                                          -               -           12,327                    -      12,327
Accounts payable and accrued liabilities         10,795             191           36,433              (44,333)      3,086
Provisions for liabilities and charges
Deferred taxation                                 1,668               -           11,702               (1,668)     11,702
Other provisions                                    392             216           10,879                   (5)     11,482
                                                 ------          ------           ------               ------      ------
Net assets                                       10,628          90,372           41,744              (76,985)     65,759
Minority shareholders' interest                       -               -              598                    -         598
                                                 ------          ------           ------               ------      ------
BP shareholders' interest                        10,628          90,372           41,146              (76,985)     65,161
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Balance sheet (concluded)                   (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2001

Capital and reserves
Capital shares                                    1,050           5,629                -               (1,050)      5,629
Paid in surplus                                   3,145           4,014                -               (3,145)      4,014
Merger reserve                                        -          26,286              697                    -      26,983
Other reserves                                        -             223                -                    -         223
Retained earnings                                 6,433          54,220           40,449              (72,790)     28,312
                                                 ------          ------           ------               ------      ------
                                                 10,628          90,372           41,146              (76,985)     65,161
                                                 ======          ======           ======               ======      ======


     The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and        BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications     Group
                                            ----------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported               10,628          90,372           41,146              (76,985)     65,161

Adjustments:

   Deferred taxation/business combinations          203             243               86                 (289)        243
   Provisions                                      (186)         (1,054)            (869)               1,055      (1,054)
   Sale and leaseback                                 -            (134)            (134)                 134        (134)
   Goodwill                                           -          (1,414)          (1,414)               1,414      (1,414)
   Derivative financial instruments                   -            (675)            (675)                 675        (675)
   Gain arising on asset exchange                     -             157              157                 (157)        157
   Ordinary shares held for future
   awards to employees                                -            (266)               -                    -        (266)
   Quarterly dividend                                 -           1,288                -                    -       1,288
   Investments                                        -              (2)              (2)                   2          (2)
   Additional minimum pension liability               -            (942)            (942)                 942        (942)
   Other                                              -             (40)             (40)                  40         (40)
                                                 ------          ------           ------               ------      ------
Shareholders' interest as adjusted
  to accord with US GAAP                         10,645          87,533           37,313              (73,169)     62,322
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement                         (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2002

Net cash inflow (outflow) from
  operating activities                              119           1,955           2,239                    63       4,376
Dividends from joint ventures                         -               -              30                     -          30
Dividends from associated undertakings                -               -              96                     -          96
Dividends from subsidiaries                          11               -               -                   (11)          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -              63            (164)                  (63)       (164)
Tax (paid) refund                                   (29)             (1)           (631)                    -        (661)
Net cash inflow (outflow) for capital              (139)             25          (2,378)                    -      (2,492)
  expenditure and financial investment
Net cash inflow (outflow) for acquisitions
and disposals                                         -               -            (362)                    -        (362)
Equity dividends paid                                 -          (1,346)            (11)                   11      (1,346)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                           (38)            696          (1,181)                    -        (523)
                                                 ======          ======           ======               ======      ======

Financing                                           (33)            695            (881)                    -        (219)
Management of liquid resources                        -               -             (32)                    -         (32)
Increase (decrease) in cash                          (5)              1            (268)                    -        (272)
                                                 ------          ------           ------               ------      ------
                                                    (38)            696          (1,181)                    -        (523)
                                                 ======          ======           ======               ======      ======

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement                         (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                              101           2,017            1,569                   29       3,716

Net cash provided by (used in)
  investing activities                             (139)             25           (2,740)                 (27)     (2,881)

Net cash provided by (used in)
  financing activities                               33          (2,041)             870                   (2)     (1,140)

Currency translation differences relating to
  cash and cash equivalents                           -               -               26                    -          26
                                                 ------          ------           ------               ------      ------
Increase (decrease) in cash and cash
  equivalents                                        (5)              1             (275)                   -        (279)

Cash and cash equivalents at beginning
  of period                                          (6)              2            1,573                    -       1,569
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end
  of period                                         (11)              3            1,298                    -       1,290
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (continued)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2001

Net cash inflow (outflow) from
  operating activities                              163           1,027            3,857                   (1)      5,046
Dividends from joint ventures                         -               -               26                    -          26
Dividends from associated undertakings                -               -              155                    -         155
Dividends from subsidiaries                           -              97                -                  (97)          -
Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -             370             (607)                   -        (237)
Tax (paid) refund                                   (32)              -             (685)                   -        (717)
Net cash inflow (outflow) for capital
  expenditure and financial investment             (197)             94           (2,006)                   -      (2,109)
Net cash inflow (outflow) for acquisitions
  and disposals                                       -              (1)             (24)                   1         (24)
Equity dividends paid                                 -          (1,235)             (97)                  97      (1,235)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                           (66)            352              619                    -         905
                                                 ======          ======           ======               ======      ======

Financing                                           (99)            352              377                    -         630
Management of liquid resources                        -               -              (44)                   -         (44)
Increase (decrease) in cash                          33               -              286                    -         319
                                                 ------          ------           ------               ------      ------
                                                    (66)            352              619                    -         905
                                                 ======          ======           ======               ======      ======


     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (continued)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                              132           1,494            2,746                  (68)      4,304

Net cash provided by (used in)
  investing activities                             (197)             93           (2,030)                 (18)     (2,152)

Net cash provided by (used in)
  financing activities                               99          (1,587)            (474)                  86      (1,876)

Currency translation differences relating to
  cash and cash equivalents                           -               -               15                    -          15
                                                 ------          ------           ------               ------      ------

Increase (decrease) in cash and cash
  equivalents                                        34               -              257                    -         291

Cash and cash equivalents at beginning
  of period                                         (34)              -            1,700                    -       1,666
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end of period            -               -            1,957                    -       1,957
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (continued)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2002

Net cash inflow (outflow) from
  operating activities                              334           3,440           8,445                   926      13,145

Dividends from joint ventures                         -               -             129                     -         129

Dividends from associated undertakings                -               -             303                     -         303

Dividends from subsidiaries                          26               -               -                  (26)          -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -             189            (792)                  (63)       (666)

Tax (paid) refund
                                                    (75)             (2)         (1,956)                    -      (2,033)

Net cash inflow (outflow) for capital              (427)              7          (6,408)                    -      (6,828)
  expenditure and financial investment

Net cash inflow (outflow) for acquisitions
  and disposals                                       -             863          (1,181)                 (863)     (1,181)

Equity dividends paid                                 -          (3,924)            (26)                   26      (3,924)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                          (142)            573          (1,486)                    -      (1,055)
                                                 ======          ======           ======               ======      ======

Financing                                          (160)            573            (898)                    -        (485)

Management of liquid resources                        -               -            (164)                    -        (164)

Increase (decrease) in cash                          18               -            (424)                    -        (406)
                                                 ------          ------           ------               ------      ------
                                                   (142)            573           (1,486)                   -      (1,055)
                                                 ======          ======           ======               ======      ======


     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (continued)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                              285           3,627            6,143                  918      10,973

Net cash provided by (used in)
  investing activities                             (427)            871           (7,604)                (916)     (8,076)

Net cash provided by (used in)
  financing activities                              160          (4,498)             872                   (2)     (3,468)

Currency translation differences relating to
  cash and cash equivalents                           -               -               53                    -          53
                                                 ------          ------           ------               ------      ------
Increase (decrease) in cash and cash
  equivalents                                        18               -             (536)                   -        (518)

Cash and cash equivalents at beginning
  of period                                         (29)              3            1,834                    -       1,808
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end of period          (11)              3            1,298                    -       1,290
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (concluded)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2001

Net cash inflow (outflow) from
  operating activities                              714           3,487           12,678                  (17)      16,862

Dividends from joint ventures                         -               -               92                    -           92

Dividends from associated undertakings                -               -              424                    -          424

Dividends from subsidiaries                           -             113                -                 (113)          -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                  -           1,052           (1,851)                   -        (799)

Tax (paid) refund                                  (345)             (1)          (2,892)                   -      (3,238)

Net cash inflow (outflow) for capital
  expenditure and financial investment             (598)            (26)          (6,152)                   -      (6,776)

Net cash inflow (outflow) for acquisitions
  and disposals                                       -             (17)            (985)                  17        (985)

Equity dividends paid                                 -          (3,595)            (113)                 113      (3,595)
                                                 ------          ------           ------               ------      ------
Net cash inflow (outflow)                          (229)          1,013            1,201                    -       1,985
                                                 ======          ======           ======               ======      ======

Financing                                          (260)          1,015            1,072                    -       1,827

Management of liquid resources                        -               -             (146)                   -        (146)

Increase (decrease) in cash                          31              (2)             275                    -         304
                                                 ------          ------           ------               ------      ------
                                                   (229)          1,013            1,201                    -       1,985
                                                 ======          ======           ======               ======      ======

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
Cash flow statement (concluded)             (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                              370           4,650            8,451                  (39)     13,432

Net cash provided by (used in)
  investing activities                             (598)            (43)          (7,137)                 (57)     (7,835)

Net cash provided by (used in)
  financing activities                              260          (4,609)          (1,185)                  96      (5,438)

Currency translation differences relating to
  cash and cash equivalents                           -               -              (33)                   -         (33)
                                                 ------          ------           ------               ------      ------
Increase (decrease) in cash and cash
  equivalents                                        32              (2)              96                    -         126

Cash and cash equivalents at beginning
  of period                                         (32)              2            1,861                    -       1,831
                                                 ------          ------           ------               ------      ------
Cash and cash equivalents at end
  of period                                           -               -            1,957                    -       1,957
                                                 ======          ======           ======               ======      ======

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------

Average oil realizations (a) - $/bbl
     UK                                                       26.26          24.34        23.74           25.33
     USA                                                      22.94          22.38        20.71           23.58
     Rest of World                                            24.43          22.71        21.81           23.40
     BP average                                               24.40          23.08        21.99           24.22

     Brent oil price                                          26.91          25.30        24.40           26.14
     West Texas Intermediate oil price                        28.26          26.72        25.40           27.77
     Alaska North Slope US West Coast                         27.26          24.05        24.06           25.01
Average natural gas realizations - $/mcf
     UK                                                        2.58           2.52         2.75            3.05
     USA                                                       2.34           2.63         2.41            4.68
     Rest of World                                             1.99           2.27         1.99            2.73
     BP average                                                2.25           2.49         2.32            3.66

Henry Hub gas price (b) ($/mmBtu)                              3.16           2.93         2.94            4.88
UK Gas - National Balancing point (p/therm)                   12.74          17.07        14.53           22.17

Global Indicator Refining Margins (c) - $/bbl
     Northwest Europe                                          1.28           1.74         0.66            2.48
     US Gulf Coast                                             1.82           3.24         2.16            5.87
     Midwest                                                   3.27           7.20         3.03            7.20
     US West Coast                                             3.54           8.17         4.47            9.40
     Singapore                                                 0.47           0.75         0.28            0.80
     BP average                                                1.98           3.83         1.90            4.62

Chemicals Indicator Margin (d) - $/te                           115(e)         114          101(e)          109

---------------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Amongst the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha-olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e) Provisional. The data for the second quarter is based on two months' actual and one month of provisional data.


                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
US dollar/sterling exchange rates                                (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------
Average rate for the period                                   1.55           1.44         1.48            1.44
Period-end rate                                               1.55           1.48         1.55            1.48

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION


                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------

Crude oil and natural gas liquids production
(thousand barrels per day) (net of royalties)
     UK                                                        414            457          459             480
     Rest of Europe                                            107             96          106              95
     USA                                                       754            741          768             735
     Rest of World                                             708            589          675             592
                                                            ------         ------       ------          ------
Total crude oil and liquids production                       1,983          1,883        2,008           1,902
                                                            ======         ======       ======          ======

Natural gas production (million cubic feet per day)
(net of royalties)
     UK                                                      1,240          1,305        1,488           1,713
     Rest of Europe                                            131            139          150             143
     USA                                                     3,450          3,577        3,525           3,531
     Rest of World                                           3,661          3,298        3,468           3,200
                                                            ------         ------       ------          ------
Total natural gas production                                 8,482          8,319        8,631           8,587
                                                            ======         ======       ======          ======

Total production (a)
(thousand barrels of oil equivalent per day)
(net of royalties)
     UK                                                        628            682          716             775
     Rest of Europe                                            130            120          132             120
     USA                                                     1,349          1,358        1,376           1,344
     Rest of World                                           1,339          1,157        1,273           1,144
                                                            ------         ------       ------          ------
Total production                                             3,446          3,317        3,497           3,383
                                                            ======         ======       ======          ======

Natural gas sales volumes (million cubic feet per day)
     UK                                                      1,809          2,170        2,256           2,682
     Rest of Europe                                            353            170          385             207
     USA                                                     9,332          8,692        8,841           8,403
     Rest of World                                           9,556          7,331        9,155           7,191
                                                            ------         ------       ------          ------
Total natural gas sales volumes (b)                         21,050         18,363       20,637          18,483
                                                            ======         ======       ======          ======

NGL sales volumes (thousand barrels per day)
     UK                                                          -              -            -               -
     Rest of Europe                                              -              -            -               -
     USA                                                       178            233          190             220
     Rest of World                                             185            162          187             180
                                                            ------         ------       ------          ------
Total NGL sales volumes                                        363            395          377             400
                                                            ======         ======       ======          ======


---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(b) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded

                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------

Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                        258            269          248             266
     Rest of Europe                                          1,604          1,058        1,441           1,055
     USA                                                     1,847          1,863        1,874           1,897
     Rest of World                                             613            612          578             599
                                                            ------         ------       ------          ------
     Total marketing sales                                   4,322          3,802        4,141           3,817
     Trading/supply sales                                    2,589          2,744        2,489           2,308
                                                            ------         ------       ------          ------
     Total refined product sales                             6,911          6,546        6,630           6,125
Crude oil                                                    3,648          4,680        4,458           4,431
                                                            ------         ------       ------          ------
Total oil sales                                             10,559         11,226       11,088          10,556
                                                            ======         ======       ======          ======

Refinery throughputs (thousand barrels per day)
     UK                                                        394            414          387             347
     Rest of Europe                                            956            646          905             654
     USA                                                     1,455          1,568        1,438           1,578
     Rest of World                                             349            375          354             379
                                                            ------         ------       ------          ------
Total throughput                                             3,154          3,003        3,084           2,958
                                                            ======         ======       ======          ======

Chemicals production (thousand tonnes)
     UK                                                        858            804        2,523           2,333
     Rest of Europe                                          2,669          2,164        7,847           5,648
     USA                                                     2,570          2,299        7,754           6,664
     Rest of World                                             783            703        2,255           2,023
                                                            ------         ------       ------          ------
Total production                                             6,880          5,970       20,379          16,668
                                                            ======         ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                     Total replacement cost operating profit

                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------
                                                                                ($ million)
By business
Exploration and Production
UK                                                             185            729        1,561           2,853
Rest of Europe                                                 213            188          537             604
USA                                                            661            836        1,754           4,147
Rest of World                                                  513            874        2,106           3,116
                                                            ------         ------       ------          ------
                                                             1,572          2,627        5,958          10,720
                                                            ------         ------       ------          ------
Gas, Power and Renewables
UK                                                             (66)            34          (63)             81
Rest of Europe                                                  17             27           99             125
USA                                                             28             82           16             193
Rest of World                                                   78            (18)         230             (13)
                                                            ------         ------       ------          ------
                                                                57            125          282             386
                                                            ------         ------       ------          ------
Refining and Marketing
UK                                                            (158)           (51)        (343)           (278)
Rest of Europe                                                 236            222          624             535
USA                                                             55            683          255           2,539
Rest of World                                                  104            136          372             398
                                                            ------         ------       ------          ------
                                                               237            990          908           3,194
                                                            ------         ------       ------          ------
Chemicals
UK                                                               6            (58)         (35)           (141)
Rest of Europe                                                 161             87          272             186
USA                                                             54             59          161              71
Rest of World                                                  (89)            17           13              79
                                                            ------         ------       ------          ------
                                                               132            105          411             195
                                                            ------         ------       ------          ------

Other businesses and corporate                                (241)          (117)        (494)           (348)
                                                            ------         ------       ------          ------
                                                             1,757          3,730        7,065          14,147
                                                            ======         ======       ======          ======
By geographical area
UK                                                            (131)           552          903           2,293
Rest of Europe                                                 620            512        1,532           1,426
USA                                                            672          1,555        1,933           6,725
Rest of World                                                  596          1,111        2,697           3,703
                                                            ------         ------       ------          ------
                                                             1,757          3,730        7,065          14,147
                                                            ======         ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------
                                                                                ($ million)
By business

Exploration and Production
     UK                                                        270            326          778             783
     Rest of Europe                                             61             79          189             230
     USA                                                       980          1,123        3,224           3,293
     Rest of World (a)                                         929            891        2,935           2,402
                                                            ------         ------       ------          ------
                                                             2,240          2,419        7,126           6,708
                                                            ------         ------       ------          ------
Gas, Power and Renewables
     UK                                                          7             37           28              51
     Rest of Europe (b)                                         29             23          120              49
     USA                                                        52             15          100              72
     Rest of World                                              19             12           37              19
                                                            ------         ------       ------          ------
                                                               107             87          285             191
                                                            ------         ------       ------          ------
Refining and Marketing
     UK                                                         56             89          232             267
     Rest of Europe (c)                                        198             10        5,486             171
     USA                                                       298            281          861             688
     Rest of World                                              53             62          128             173
                                                            ------         ------       ------          ------
                                                               605            442        6,707           1,299
                                                            ------         ------       ------          ------
Chemicals
     UK                                                         30             50           55             179
     Rest of Europe (d)                                         58             69          163             623
     USA                                                        49            119          146             293
     Rest of World                                              43            112          174             237
                                                            ------         ------       ------          ------
                                                               180            350          538           1,332
                                                            ------         ------       ------          ------

Other businesses and corporate (e)                              48             65          367             166
                                                            ------         ------       ------          ------
                                                             3,180          3,363       15,023           9,696
                                                            ======         ======       ======          ======
By geographical area
     UK                                                        394            541        1,203           1,383
     Rest of Europe                                            353            181        6,158           1,078
     USA                                                     1,389          1,564        4,387           4,402
     Rest of World                                           1,044          1,077        3,275           2,833
                                                            ------         ------       ------          ------
                                                             3,180          3,363       15,023           9,696
                                                            ======         ======       ======          ======

------------

(a) Nine months ended September 30, 2002 included the acquisition of an additional interest in Sidanco.
(b) Nine months ended September 30, 2002 included the acquisition of a 5% stake in Enagas.
(c) Nine months ended September 30, 2002 included the acquisition of 100% of Veba.
(d) Nine months ended September 30, 2001 included the acquisition of Bayer's 50% interest in Erdolchemie.
(e) Nine months ended September 30, 2002 included the acquisition of the minority interest in Veba's upstream oil and gas assets.

                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)


                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------
                                                                                ($ million)
Special items

     Exploration and Production
     UK                                                        105              -          237               -
     Rest of Europe                                              -              -            -               -
     USA                                                       115              -          185               -
     Rest of World                                             483              -          498               -
                                                            ------         ------       ------          ------
                                                               703              -          920               -
                                                            ------         ------       ------          ------
     Gas, Power and Renewables
     UK                                                         30              -           30               -
     Rest of Europe                                              -              -            -               -
     USA                                                         -              -            -               -
     Rest of World                                               -              -            -               -
                                                            ------         ------       ------          ------
                                                                30              -           30               -
                                                            ------         ------       ------          ------
     Refining and Marketing
     UK                                                         16             18           16              61
     Rest of Europe                                             38             33           87             123
     USA                                                        29             11         (108)             19
     Rest of World                                               -             50            -              71
                                                            ------         ------       ------          ------
                                                                83            112           (5)            274
                                                            ------         ------       ------          ------
     Chemicals
     UK                                                          -              -           22               -
     Rest of Europe                                              -              8           18               8
     USA                                                         -              -           35               -
     Rest of World                                             140              -          140               -
                                                            ------         ------       ------          ------
                                                               140              8          215               8
                                                            ------         ------       ------          ------
     Other businesses and corporate
     UK                                                         35              -           35               -
     Rest of Europe                                              -              -            -               -
     USA                                                        90              -           90               -
     Rest of World                                               -              -            -               -
                                                            ------         ------       ------          ------
                                                               125              -          125               -
                                                            ------         ------       ------          ------
     Total special items before interest                     1,081            120        1,285             282
     Interest - bond redemption charges                          -              2            -              62
                                                            ------         ------       ------          ------
     Total                                                   1,081            122        1,285             344
                                                            ======         ======       ======          ======

Acquisition amortization

     Exploration and Production
     UK                                                        378             42          447             110
     USA                                                       283            367          832           1,193
     Rest of World                                             114             34          182             101
                                                            ------         ------       ------          ------
                                                               775            443        1,461           1,404
                                                            ------         ------       ------          ------
     Refining and Marketing
     UK                                                        106             93          303             295
     USA                                                        96             94          288             282
                                                            ------         ------       ------          ------
                                                               202            187          591             577
                                                            ------         ------       ------          ------
     Total                                                     977            630        2,052           1,981
                                                            ======         ======       ======          ======

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED

                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------
                                                                                ($ million)
Replacement cost basis
Replacement cost profit before exceptional items               761          1,936        2,978           7,585
Interest                                                       300            369          947           1,256
Minority shareholders' interest                                  8             12           69              38
                                                            ------         ------       ------          ------
Adjusted replacement cost profit                             1,069          2,317        3,994           8,879
                                                            ======         ======       ======          ======
Average capital employed                                    90,507         87,892       89,328          87,874
ROACE - replacement cost basis                                4.7%          10.5%         6.0%           13.5%
                                                            ------         ------       ------          ------
Pro forma basis
Adjusted replacement cost profit                             1,069          2,317        3,994           8,879
Acquisition amortization                                       977            630        2,052           1,981
Special items (post tax)                                       556             77        1,043             160
                                                            ------         ------       ------          ------
Adjusted replacement cost profit (pro forma basis)           2,602          3,024        7,089          11,020
                                                            ======         ======       ======          ======
Average capital employed                                    90,507         87,892       89,328          87,874
Average capital employed acquisition adjustment (a)         17,581         20,673       18,008          21,504
                                                           ------         ------       ------          ------
Average capital employed (pro forma basis)                  72,926         67,219       71,320          66,370
ROACE - pro forma basis adjusted for special items           14.3%          18.0%        13.3%           22.1%
Historical cost basis
Historical cost profit (loss) after exceptional items        2,835          1,588        6,171           7,159
Interest                                                       300            369          947           1,256
Minority shareholders' interest                                  8             12           94              38
                                                            ------         ------       ------          ------
Adjusted historical cost profit                              3,143          1,969        7,212           8,453
                                                            ======         ======       ======          ======
Average capital employed                                    90,507         87,892       89,328          87,874
ROACE - historical cost basis after exceptionals              13.9%           9.0%        10.8%           12.8%

------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO

                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------
                                                                                ($ million)
Net debt ratio - net debt: net debt + equity
Gross debt                                                  22,276         20,474       22,276          20,474
Cash and current asset investments                           1,290          1,957        1,290           1,957
                                                            ------         ------       ------          ------
Net debt                                                    20,986         18,517       20,986          18,517
                                                            ------         ------       ------          ------
Equity                                                      69,203         67,931       69,203          67,931
Net debt ratio                                                  23%            21%          23%             21%
                                                            ------         ------       ------          ------
Acquisition adjustment (a)                                  17,134         20,412       17,134          20,412
                                                            ------         ------       ------          ------
Net debt ratio - pro forma basis (b)                            29%            28%          29%             28%
                                                            ======         ======       ======          ======

---------------


(a) Acquisition adjustment refers to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.

                           BP p.l.c. AND SUBSIDIARIES
             REPLACEMENT COST OPERATING PROFIT ADJUSTED FOR NON-CASH
                         CHARGES AND CERTAIN OTHER ITEMS


Replacement cost operating profit adjusted for non-cash charges and certain other items essentially represents the Group's cash flow from operations (on a net of tax paid basis, tax is adjusted for the estimated effect of exceptional items and interest paid) excluding changes in working capital. BP is presenting this information as it gives a better insight into underlying cash flow from operating activities. This measure is derived from BP's UK GAAP accounting information but is not itself a recognised UK or US GAAP measure.

                                                              Three months ended           Nine months ended
                                                                 September 30                 September 30
                                                                 (Unaudited)                  (Unaudited)
                                                              2002           2001         2002            2001
                                                              -------------------         --------------------
                                                                                ($ million)
Replacement cost operating profit (RCOP) (reported) (a)      1,757          3,730        7,065          14,147
Depreciation and amounts provided (b)                        3,506          2,104        7,886           6,401
Exploration expenditure written off                             55             23          261             153
Dividends from joint ventures and associated
undertakings less share of RCOP                                (49)           (99)        (286)           (377)
Dividends paid to minority shareholders                        (13)           (11)         (29)            (16)
Adjust provisions to cash basis (c)                            (60)          (148)        (177)            (77)
Adjust interest and other income to cash basis (d)               5            (34)         (11)            (76)
                                                            ------         ------       ------          ------
                                                             5,201          5,565       14,709          20,155
Tax paid adjusted for certain items*                          (702)          (682)      (2,148)         (3,158)
                                                            ------         ------       ------          ------
Adjusted RCOP after tax paid                                 4,499          4,883       12,561          16,997
                                                            ------         ------       ------          ------
*    Calculation of tax paid adjusted for certain items
     Cash tax paid                                            (661)          (717)      (2,033)         (3,238)
     Tax charge on exceptional items                            25            127          146             396
     Tax shield assumption +                                   (66)           (92)        (261)           (316)
                                                            ------         ------       ------          ------
                                                              (702)          (682)      (2,148)         (3,158)
                                                            ------         ------       ------          ------
+    Calculation of tax shield assumption
     Interest paid                                            (218)          (308)        (869)         (1,053)
     Tax rate assumption (e)                                    30%            30%          30%             30%
                                                            ------         ------       ------          ------
                                                               (66)           (92)        (261)           (316)
                                                            ------         ------       ------          ------


(a) Total replacement cost operating profit is before exceptional items, inventory holding gains and losses and interest expense.
(b) Includes depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.
(c) Calculated as the net of charge for provisions and utilization of provisions.
(d) Calculated as interest and other income, less interest received and dividends received from the Group cash flow statement.
(e) Deemed tax rate for tax shield adjustment is equal to the UK statutory tax rate.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   BP p.l.c.
                                                 (Registrant)





Dated: November 4, 2002                    /s/ D. J. PEARL
                                      ..............................
                                           D. J. PEARL
                                           Deputy Company Secretary


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